[PENSECO FINANCIAL SERVICES CORPORATION LETTERHEAD]

October 5, 2010

VIA EDGAR

Mr. Michael R. Clampitt
Senior Attorney
100 F Street, NE
U.S. Securities and Exchange Commission
Washington, DC  20549

Re:          Penseco Financial Services Corporation
Form 10-K for the Year Ended December 31, 2009, Filed March 12, 2010
Schedule 14A, Filed April 1, 2010
Forms 10-Q for the Quarterly Period Ended March 31, 2010 and for the Quarterly Period Ended June 30, 2010
File No. 000-23777

Dear Mr. Clampitt:

Penseco Financial Services Corporation (the “Company”), the parent holding company of Penn Security Bank and Trust Company (the “Bank”), has received the letter of the U.S. Securities and Exchange Commission (the “Commission”) dated September 7, 2010 commenting on the above-referenced filings.  To aid in your review, we have repeated the Commission’s comments followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 3

1.
We note that most of your business is devoted to risk factors.  Please provide to us, and undertake to include in your future filings, a revised business section that complies with Item 101 of Regulation S-K, including, but not limited to, the following information:

•
Revise the first paragraph to disclose the amount of revenues, profit or loss and total assets for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K and to identify the counties and major cities Pennsylvania that are your market areas;

•	Revise the third paragraph in which you discuss your “primary lending products” to disclose, as required by Item 101(c)(1)(i), the following:
o
revise the fifth sentence to disclose that over 83 percent of your loans are to businesses and individuals that are developing and/or purchasing real estate, approximately ten percent is installment loans and less than five percent is commercial loans;

o	disclose the extent to which your loan portfolio consists of loans to entities located outside of your market areas in Pennsylvania; and
o	disclose the percentage of the aggregate dollar amount of principal of your portfolio with fixed interest rates and the percentage that are adjustable;

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

•	Revise the last sentence of the third paragraph to provide more detail reading the collateralized repurchase agreements that you offer;

•	Revise the fourth paragraph to disclose the amount and percentage of your revenues from the marketing agreement with UVEST Financial Services; and

•	Revise the sixth paragraph to discuss the results of your 2009 merger with Old Forge Bank, as required by Item 101(a)(1) of Regulation S-K.

Response to Comment No. 1:

Please see the revised business section included as Appendix A hereto.  The Company hereby undertakes to provide similar disclosure to that included in Appendix A in its future filings.

2.
Please provide to us, and undertake to include in your future filings, a description of “the business done and intended to be done” by you as required in Item 101(c)(1) including, but not limited to, the following:

•	Disclose competitive conditions required by Item 101(c)(1)(x);

•	Disclose your lending policies, including, but not limited to the following:
o	describe in detail your documentation policies;
o
discuss the extent to which you have in the past and will in the future verify information provided by each borrower (including assets, income and credit ratings) and the extent which you made loans similar to those commonly referred to as “no doc,” or “stated income” loans; and

o
describe your policy on modifying, restructuring or otherwise changing the terms (including extending the maturity date) of your loans and your policy on making additional loans to borrowers who are not current in their payments; and

•
Disclose any changes in your business as a result of economic conditions in your market area and your financial condition including increases in defaults and foreclosures, changes in your underwriting standards, changes in the amount and kinds of loans you make, and increases in the number and changes in the terms of loan modifications and restructurings.

Response to Comment No. 2:

Please see the revised business section included as Appendix A hereto.  The Company hereby undertakes to provide similar disclosure to that included in Appendix A in its future filings.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

Risk Factors, page 3

3.	Please provide to us and undertake to include in your future filings, additional risk factors addressing the following risks:

•	The risks associated with the lack of diversification of your loan portfolio including the concentration of loans in real estate and the geographical concentration of loans in Eastern Pennsylvania;

•
The risks associated with your directors and executive officers being the beneficial owners in the aggregate of over sixteen percent of the outstanding stock, and the risks from only two of your directors having any banking experience outside of serving on your Board of Directors;

•	The risks associated with your stock having no or little daily trading volume on Over-the- Counter Bulletin Board and being held by a relatively small number of shareholders; and

•	The risks from your acquisition of Old Forge Bank including unanticipated loan losses and loss of deposit customers.

Response to Comment No. 3:

Please see the revised risk factors included as Appendix B hereto.  The Company hereby undertakes to provide similar disclosure to that included in Appendix B in its future filings.

   The Company has not included a risk factor discussing the fact that only a select few of the Company’s directors have prior banking experience outside of serving on the Company’s and the Bank’s Board of Directors because the Company does not view this as a material risk to its operations.  The Company believes that each of its directors, many of whom have served on the Company’s and Bank’s Board of Directors for an extensive period of time, have developed a sufficient understanding of the financial services industry to effectively oversee the Company’s and Bank’s management and operations.  In addition, the Company believes that there are other attributes unrelated to prior banking experience currently possessed by the Company’s directors, such as an ability to adequately assess the local business climate of the community in which the Company and Bank operate, which enable such individuals to effectively serve the Company and the Bank.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Summary, page 12

4.
Please provide to us and undertake to include in your future filings, revision of the summary to include an overview with meaningful disclosure and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350.  In this regard, provide analysis, at the end of your first paragraph, regarding your reasons for increasing your provision for loan losses (other than merely claiming it was in response to “softness in the economy”) by including specific economic conditions in your market area affecting the ability of your borrowers to pay their loans to you and the particular types of loans in your portfolio for which you are increasing the provision.  Please identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term such as the lack of diversification in your loan portfolio with over eighty percent of your loans in real estate in a few counties in Pennsylvania at a time when real estate prices, real estate sales and new construction in your market areas have dropped dramatically.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

Response to Comment No. 4:

Please see the revised summary section of the Management’s Discussion and Analysis included as Appendix C hereto.  The Company hereby undertakes to provide similar disclosure to that included in Appendix C in its future filings.

5.
Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release 33-8350 by identifying and analyzing known trends (over the past three fiscal years and the current fiscal year), events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations including, but not limited to, an analysis of both the causes and effects of the following:

•
Analyze the causes and effects of trends over the past three years in net income, net interest income (despite the historically low interest rates charged by the federal reserve banks), revenues and the dollar amount of loans;

•
Analyze the causes and effects of trends over the past three years and the current fiscal year in the number, amount and types of new loans that you are originating and, separately, that you are purchasing from other entities and the size and composition of your loan portfolio including the dollar amount and percentage of your portfolio in real estate and the dollar amount and percentage in residential real estate;

•
Analyze trends over the past three years and the current fiscal year in home price index, residential real estate sales, single family home permits and housing starts, multifamily building permits and starts and nonbusiness bankruptcy filings in your market areas in Pennsylvania;

•
Analyze the causes and effects of trends over the past three years and the current fiscal year in commercial real estate prices, commercial real estate sales and commercial building permits and starts in your market areas in Pennsylvania;

•	Analyze the causes and effects of trends over the past three years and the current fiscal year in the amount of deposits and the amount and percent of your deposits that are brokered deposits; and

•
Analyze the causes and effects of trends over the past three years in the amount of your provision for loan losses and ratio of allowance for loan losses to nonperforming loans, the number and percentage of loans that are non-performing, that you have charged off, foreclosed, restructured (including the number of “troubled debt restructurings”) and the type and magnitude of concessions you have made (including the number of loans that you have restructure into multiple new loans).

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

Response to Comment No. 5:

Please see the revised summary section of the Management’s Discussion and Analysis included as Appendix C hereto.  The Company hereby undertakes to provide similar disclosure to that included in Appendix C in its future filings.

Form 10-Q for the Quarter Ended June 30, 2010

Item 1. Unaudited Financial Statements – Consolidated
Consolidated Balance Sheets, page 3

6.
We note you had securities sold under agreements to repurchase totaling $18.17 million at December 31, 2009 and $18.45 million at June 30, 2010.  Please tell us, and revise future filings to disclose, your accounting policy related to repurchase agreements and whether you have accounted for these transactions as collateralized borrowings or sales for accounting purposes.  For those repurchase agreements accounted for as sales, please tell us and in future filings quantify the amount accounted for as sales and discuss the scenarios where you use sale treatment.

Response to Comment No. 6:

The Company also offers repurchase agreements as an alternative to conventional savings deposits for its customers. The repurchase agreements are accounted for as a collateralized borrowing with a one day maturity and are collateralized by U.S. Agency securities. At December 31, 2009, the Company had approximately $18.2 million of collateralized repurchase agreements.  The Company hereby undertakes to revise all future filings accordingly.

Notes to Unaudited Consolidated Financial Statements

Note 4 – Investment Securities, page 10

7.
We note your disclosure on page 11 that you classify your investment in FHLB stock as equity securities available for sale which is carried at cost.  We note that ASC 942-325-45-1 states that investments in FHLB stock generally should not be shown with securities accounted for under ASC 320.  Please revise future filings to present your investment in FHLB stock outside of securities available for sale on the balance sheet and in the notes to your financial statements.

Response to Comment No. 7:

The Company hereby undertakes in future filings to present its investment in FHLB stock separate from securities available-for-sale on the balance sheet and in the notes to the financial statements.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

Note 12 – Merger, page 7

8.
We note your disclosure on page 18 that as part of the Old Forge Bank merger you recorded a credit fair value adjustment on distressed loans.  In addition, we note the disclosure on page 11 of the form 10-K that these loans were identified by Management as being problematic.  Please tell us if these were loans acquired with evidence of credit quality deterioration since origination and if you accounted for these loans under ASC 310-30.  If so, please include the following disclosures required under ASC 310-30-50 for these loans:

a.	Clearly identify the amount at acquisition and nature of loans that were within the scope of ASC 310-30 for your acquisition.

b.	The outstanding balance and related carrying amount at the beginning and end of the period for these loans.

c.
The amount of accretable yield at the beginning and end of the period, reconciled for additions, accretion, disposals of loans, and reclassifications to and from nonaccretable difference during the period.

d.	How prepayments were considered in the determination of contractual cash flows and cash flows expected to be collected.

e.	A rollforward of the allowance for loan losses related to these loans at the beginning and end of the period.

Response to Comment No. 8:

In connection with its acquisition of Old Forge Bank, the Company did acquire loans with evidence of credit deterioration that have been accounted for under ASC 310-30.  As part of the Company’s acquisition of Old Forge Bank, the acquired loan portfolio of Old Forge Bank was evaluated based on risk characteristics and other credit and market criteria to determine a credit adjustment to the fair value of the loans acquired.  The acquired loan balance was reduced by the aggregate amount of the credit fair value adjustment for both homogeneous pools and specific loans in determining the fair value of the loans.  The credit fair value adjustment accounted for acquired loans deemed to require a specific allocation in accordance with Accounting Standard Codification 310-30-30, previously known as Statement of Position (SOP) 03-3, “Accounting for Certain Loans Acquired in a Transfer.”  These loans are accounted for in the credit fair value adjustment considering the portion of the loan balance that has been deemed uncollectible based on management’s expectations of future cash flows for each respective loan.  Based on management’s evaluation of the acquired loan portfolio of Old Forge Bank, six loans with a carrying value of $2,151 exhibited credit quality deterioration resulting in a credit fair value adjustment of $1,391. As of December 31, 2009, there were a total of three loans remaining with a carrying value of $1,966 with a credit fair value adjustment of $1,307.  There is no accretable yield for the specific loans accounted for under Accounting Standard Codification 310-30-30.  In accordance with Accounting Standard Codification 310-30-30, there is no allowance for loan losses for these loans at this time.  There were no significant prepayment estimates by Management in the determination of contractual cash flows and cash flows expected to be collected.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

Changes in the credit fair value adjustment on specific loans purchased were as follows for the year ended December 31, 2009:

		Credit
	Carrying	Fair Value	Net
	Value	Adjustment	Amount
Balance at beginning of period
Residential Mortgages	177,894	76,506	101,388
Commercial	1,972,867	1,314,455	658,412
Consumer / Other	-	-	-

	2,150,761	1,390,961	759,800

Charge-offs
Residential Mortgages	(177,894)	(76,506)	(101,388)
Commercial	-	-	-
Consumer / Other
Total Charge-offs	(177,894)	(76,506)

Payments
Residential Mortgages	-	-	-
Commercial	(7,007)	(7,007)	-
Consumer / Other
Total Payments	(7,007)

Balance at end of period	1,965,860	1,307,448	658,412

Note 13 – Fair Value Measurements, page 20

9.
We note your fair value measurement disclosures for your available-for-sale securities.  Please revise future interim and annual filings to disclose your equity securities and debt securities that are available for sale by major security types as required under ASC 820-10-50-2A.

Response to Comment No. 9:

The Company hereby undertakes in future interim and annual filings to disclose equity securities and debt securities that are available-for-sale by major security types/class in accordance with ASC 820-10-50-2A.

10.
We note you include your goodwill and core deposit intangible as Level 3 assets measured at fair value on a non-recurring basis in your fair value measurements disclosures on page 21.  Please tell us whether you evaluated goodwill and core deposit intangibles for impairment during the quarters ended March 31, 2010 and June 30, 2010.  If these impairment tests were performed in between the annual test dates under ASC 350-20-35-30 then, please disclose the events and circumstances that led to the interim tests.  If you did not evaluate either for impairment during the quarters, please tell us why you included the balances in your non-recurring fair value disclosures.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

Response to Comment No. 10:

Goodwill and core deposit intangibles were not evaluated for impairment at March 31, 2010 and June 30, 2010 as a result of management’s determination that no evidence of impairment was evident in the interim periods. In future filings, the Company hereby undertakes to disclose these items only on an annual basis when they have been evaluated for impairment.

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 23

11.
We note your disclosure here and on page 36 in your 2009 Form 10-K and that your process for determining the allowance for loan losses includes an evaluation of the “potential losses” and the “possible loan losses” in the loan portfolio.  This appears inconsistent with the guidance in ASC 450-20-50 that requires a loss to be “probable” when an accrual is recorded.  Please tell us and revise future filings to reconcile this apparent inconsistency.

Response to Comment No. 11:

The Company hereby undertakes in future filings to revise its disclosure regarding the allowance for loan losses to reflect the evaluation of probable losses in the loan portfolio.  The references were incorrect in the prior disclosure.

Provision for Loan Losses, page 32

12.
We note your presentation of the “allowance for credit losses” in various locations within your filing and your presentation of the ratio “allowance for credits losses to period end loans” on page 32.  These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements.  Please tell us how you are able to support that these non-GAAP measures are not prohibited from being presented in the notes to the financial statements and in the event you are unable to do so, please omit any such disclosure from your financial statements.  To the extent you plan to provide these non-GAAP financial measures elsewhere in future filings with the Commission, please comply with all of the requirements in Item 10(e) of Regulation S-K.  In addition, please consider using titles or descriptions of these non-GAAP measures that are not titles defined under GAAP, like “allowance for credit losses” which is defined in ASC 310-10-50-9.

Response to Comment No. 12:

The Company acknowledges that the use of “allowance for credit losses” inclusive of a credit fair value adjustment is a non-GAAP measure. As such, in future filings it will be presented in accordance with Item 10 (e) of Regulation S-K as a non-GAAP measure to eliminate any confusion with the defined term “allowance for credit losses” as per ASC 310-50-9. In future filings, the combination of the allowance for doubtful accounts and credit fair value adjustment will be re-titled appropriately.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

Non-Performing Assets, page 36

13.
We note the continued deterioration in the credit quality of your loan portfolio, which has resulted in your non-performing loans increasing significantly from $1.45 million at December 31, 2008 to $2.82 million at June 30, 2010.  We further note that the loans secured by real estate represent a majority of your nonperforming loans and that the amount of your allowance for loan losses allocated to real estate mortgages has remained constant at $1.2 million over the same time period.  Please tell us and revise your future filings to address the following for your loans secured by real estate:

•	Discuss whether the increase in nonperforming loans relates to a few large credit relationships or several small credit relationships or both;

•	If a few large credit relationships make up the majority of your nonperforming loans, provide enhanced disclosures related to those relationships, including:
o	the type of loan (residential, commercial, commercial real estate, construction, etc.);
o	when the loan was originated;
o	the allowance for loan losses associated with the loan, as applicable;
o	when the loan became non-accrual;
o	the underlying collateral supporting the loan;
o	the last appraisal obtained for the loan, as applicable; and
o	any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan.

•	Discuss how these observed changes in asset quality relate to the established allowance for loan losses at each period end.

Response to Comment No. 13:

The allowance for loan losses allocated to real estate mortgages has remained constant for the period of December 31, 2008 to June 30, 2010, at $1.2 million because we viewed the allocation as being applicable to residential real estate loans. The residential real estate mortgage portfolio at December 31, 2008 totaled $274 million which represented 62% of the loan portfolio.  The June 30, 2010 residential real estate mortgage portfolio totaled $304 million which represented 50% of the loan portfolio.  The increase in residential mortgages was due primarily to the merger with Old Forge Bank.  The mortgages acquired in the merger have a credit fair value adjustment which would mitigate increasing the allocation of $1.2 million. Also the Bank has historically maintained low delinquency ratios overall, and has incurred minimal losses on the sale of foreclosed properties.  Although the overall residential mortgage portfolio has not increased substantially, the dollar amount of non-performing residential mortgages has increased materially.  Our non-performing loans by category as of December 31, 2008 and June 30, 2010 are as follows:

	12/31/2008		6/30/2010

Residential Real Estate	$290	20.0%	$1,320	46.8%

Commercial Real Estate	$808	55.5%	$784	27.8%

Commercial and Industrial	$201	13.8%	$569	20.1%

Consumer	$155	10.7%	$149	5.3%

	$1,454	100%	$2,822	100%

In future filings, the Company hereby undertakes that the allowance for loan losses will be allocated to reflect changes in the Company's non-performing loans.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

Our non-performing loans increased from $1.45 million at December 31, 2008 to $2.82 million at June 30, 2010. As of June 30, 2010, non-performing loans were comprised of 36 loans of which 11 loans ranged between $100,000 and $500,000 in size and the remainder were less than $100,000 each.  As of December 31, 2008, our non-performing loans were comprised of 16 loans of which four loans were between $100,000 and $500,000 in size and the remainder were less than $100,000 each.  There is not one significant credit to which the increase can be attributed to. The increase is due primarily to two factors: (1) the deteriorating economic conditions as discussed previously, and (2) the increase in loans attributed to the merger with the Old Forge Bank. The non-performing loans of $1.45 million at December 31, 2008 represent 0.33% of loans, while the $2.82 million of non-performing loans as of June 30, 2010 is 0.46% of total loans.  The increase in non-performing loans is the result of deterioration in the local economy.

The decrease in asset quality has been addressed by maintaining an adequate loss allowance. The December 31, 2008 loan loss allowance represented 1.20% of total loans. As of June 30, 2010, the total of the allowance for loan losses of $6,500,000 and the credit fair value applicable to the merger of $5,192,000 totaled $11,692,000 and represented 1.90% of total loans. The increase in the percentage of loan loss coverage reflects management’s conservative view of the local economic condition and an appropriate increase in the reserve for loan losses.  As a result of the economic conditions in our market area and the increase in nonperforming loans, management undertook the following actions:

▪	Hired a former bank examiner in February 2010 to perform loan reviews on a full time basis and to enhance our allowance for loan loss methodology for implementation in the third quarter of 2010;
▪
Contracted with a credit professional in March 2010 to assess the soundness of the small business underwriting function as well as the appropriateness of the Company’s established methodology for determining the allowance for loan losses; and

▪	Adjusted the credit policy in 2009 to lower the maximum loan-to-value ratios on commercial real estate loans and certain consumer loans

14.
As a related matter, we note your disclosure on page 23 of your 2009 Form 10-K that you did not have any loans specifically classified as impaired at December 31, 2009, 2008 and 2007.  Please tell us whether or not you have had any loans specifically classified as impaired at March 31, 2010 and June 30, 2010, and revise future interim filings to provide these disclosures required by ASC 310-10-50.

Response to Comment No. 14:

The Company did not have any loans specifically classified as imparied at March 31, 2010 and June 30, 2010.  To the extent that the Company has imparied loans in the future, disclosure will be provided as required by ASC 310-10-50.

Form 8-K Filed on July 30, 2010

Exhibit 99.1 News Release, page 4

15.
We note you disclose “tangible book value per share,” “market value/tangible book value,” and “tangible equity/tangible assets” in your financial highlights for the second half of 2010.  These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as these are not required by GAAP, Commission Rules, or banking regulatory requirements.  In future filings including your Forms 8-K, please clearly label these financial measures as non-GAAP, explain how you derive these non-GAAP measures and provide a reconciliation to the most directly comparable GAAP measure, and disclose why you believe these ratios are useful to investors.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

Response to Comment No. 15:

The Company acknowledges that the disclosure of financial ratios regarding tangible book value, tangible equity and tangible assets is a non-GAAP measure. In future filings, the Company will clearly label these measures as non-GAAP and provide the information required by Item 10(e) of Regulation S-K. Management believes such measures are useful to investors or analysts who may want to evaluate the financial position of the Company irrespective of goodwill.

Schedule 14A

Item 1 – Election of Directors, page 10

16.
Please provide to us and undertake to include in your future filings, revision of this section to comply with the requirements of Items 401 and 407 of Regulation S-K including, but not limited to, the following:

•
Identify “the specific experience, qualifications, attributes or skills” of each nominee that led you to conclude that the person should serve as a director in light of your business and structure, as required by Item 401(e)(1);

•
With regard to each nominee, provide specific information relating to the “level of his or her professional competence” based upon each nominee’s actual experience as required by Item 401(e)(1) including the size (in terms of annual revenues and assets) of any operation supervised by each nominee and any company for which the nominee worked;

•	Disclose any directorships held by each nominee as required by Item 401(e)(2); and

•
Tell us whether or not there was any arrangement of understanding between you and any of the nominees or members of the Board including Dr. Cesare pursuant to which any person was selected as a director or nominee.

For instance, revise your disclosure relating to the business experience of your President and Chief Executive Officer to disclose specific information regarding his “extensive experience in the banking industry” to which you refer.  For instance, noting that you do not have an audit committee financial expert based on your assessment that the members are “qualified to carry out all of the duties and responsibilities” revise your disclosure relating to the business experience of each of your audit committee members to disclose their “specific experience” in preparing, auditing, analyzing or evaluating financial statements of public companies generally and banks in particular.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

Response to Comment No. 16:

The Company hereby provides the Commission with the following information and undertakes to include similar disclosure in its future proxy materials:

•	Director Experience, Qualifications, Attributes and Skills

The following sets forth the specific experience, qualifications, attributes or skills of each director and nominee for director that led the Company to conclude that such person should serve as a director of the Company in light of the Company’s business and structure.

(i)
Craig W. Best.  The Company has concluded that Mr. Best is qualified to serve as a director of the Company as a result of his leadership and prior experience in the banking industry.  Mr. Best has served as President and Chief Executive Officer of the Company and the Bank since 2006.  Prior to that time, Mr. Best served as Chief Operating Officer of First Commonwealth Bank, a $6.2 billion financial services institution headquartered in Indiana, Pennsylvania, from July 2000 to December 2005.  During his employment with First Commonwealth Bank, Mr. Best was responsible for overseeing the day to day operations of all lines of business and administrative functions for First Commonwealth Bank.  Before serving as Chief Operating Officer of First Commonwealth Bank, Mr. Best was President of NBOC, a $1.0 billion division of First Commonwealth Bank.  This collective experience, along with his knowledge of all aspects of the Company’s and the Bank’s business through his position as President and Chief Executive Officer, uniquely qualify Mr. Best for service on the Company’s Board of Directors.

(ii)
D. William Hume.  The Company has concluded that Mr. Hume is qualified to serve as a director of the Company as a result of his prior banking experience and familiarity with the operations of the Bank.  Mr. Hume was employed by the Bank from 1980 to 1999, when he retired as Senior Vice President and Assistant Secretary of the Bank, and has served as a director of the Bank since 1991.  During his employment with the Bank, Mr. Hume was responsible for developing and overseeing implementation of documented procedures and controls for bank operations, which enabled him to gain experience in the financial services industry and a knowledge of the operations of the Bank that is valuable to the Company’s Board of Directors.

(iii)
James G. Keisling.  The Company has concluded that Mr. Keisling is qualified to serve as a director of the Company as a result of his substantial small company management experience, specifically in the region in which the Bank conducts its business, and previous service as a director of the Bank and other public companies.  Mr. Keisling is the Treasurer of Northeast Architectural Products, Inc., a manufacturer of hardscape masonry products located in Archbald, Pennsylvania.  Through his employment with Northeast Architectural Products, Inc., Mr. Keisling is able to obtain insight regarding the local business and consumer environment that is valuable to the Board of Directors in its oversight of the Company’s and Bank’s operations.  Mr. Keisling has also served on the Board of Directors of the Bank since 1984, which has enabled him to develop a knowledge of the operations of the Company and the Bank that is beneficial to the Company’s Board.  In addition, Mr. Kiesling has served as a director of (i) CPG International, Inc., a public company that manufactures plastic sheets products, from 2006 to 2008 and (ii) Vycom Corp., a public company that manufactures plastic sheets products, from 2006 to 2008.  Through his service as a director of these companies, Mr. Keisling also provides the Company’s Board of Directors with valuable experience regarding public company oversight.

(iv)
Edwin J. Butler.  The Company has concluded that Mr. Butler is qualified to serve as a director of the Company as a result of his prior banking experience and familiarity with the operations of the Bank.  Mr. Butler was employed by the Bank from 1971 to 1991, when he retired as Executive Vice President and Cashier of the Bank, and has served as a director of the Bank since 1977.  During his employment with the Bank, Mr. Butler was responsible for managing and overseeing the Bank’s lending operations, which enabled him to gain experience in the financial services industry and a knowledge of the operations of the Bank that is valuable to the Company’s Board of Directors.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

(v)
P. Frank Kozik.  The Company has concluded that Mr. Kozik is qualified to serve as a director of the Company as a result of his substantial small company management experience, specifically within the region in which the Bank conducts its business, and familiarity with the operations of the Bank.  Mr. Kozik is the President and Chief Executive Officer of Scranton Craftsmen, Inc., a corporation dealing in iron, pre-cast and concrete products located in Throop, Pennsylvania.  Through his position with Scranton Craftsmen, Inc., Mr. Kozik is able to obtain insight regarding the local business and consumer environment that is valuable to the Board of Directors in its oversight of the Company’s and Bank’s operations.  Mr. Kozik has also served on the Board of Directors of the Bank since 1981, which has enabled him to develop a knowledge of the operations of the Company and the Bank that is beneficial to the Company’s Board of Directors.

(vi)
Jerry J. Weinberger. The Company has concluded that Mr. Weinberger is qualified to serve as a director of the Company as a result of his  legal experience and prior service as a director of Old Forge Bank.  Mr. Weinberger is the President of Nogi, Appleton, Weinberger & Wren, P.C., a law firm in Scranton, Pennsylvania, where he specializes in commercial transactions, banking representation, and taxation.  As a result of his legal background, Mr. Weinberger has developed the skills necessary to assess and counsel the Company’s Board of Directors on many of the issues facing a public company, which makes him a valuable asset to the Board.  In addition, Mr. Weinberger served as a director of Old Forge Bank from 2003 until April 1, 2009, when Old Forge Bank was acquired by the Company.  During this time, Mr. Weinberger developed a detailed understanding of the business of Old Forge Bank and financial institutions in general that contributed to the successful integration of the operations of Old Forge Bank and the Bank and will enable him to successfully serve the Company on a going forward basis.

(vii)
Steven L. Weinberger. The Company has concluded that Mr. Weinberger is qualified to serve as a director of the Company as a result of his substantial small company management experience, particularly within the region in which the Bank conducts its business, and his familiarity with the operations of the Bank.  Mr. Weinberger is the President of G. Weinberger Company, a mechanical contracting company located in Old Forge, Pennsylvania.  Through his oversight of G. Weinberger Company, Mr. Weinberger is able to obtain insight regarding the local business and consumer environment that is valuable to the Board of Directors in its oversight of the Company’s and Bank’s operations.  Mr. Weinberger has also served on the Board of Directors of the Bank since 1999, which has enabled him to develop a knowledge of the operations of the Company and the Bank that is beneficial to the Company’s Board of Directors.

(viii)
Joseph G. Cesare, M.D. The Company has concluded that Dr. Cesare is qualified to serve as a director of the Company as a result of his prior experience serving on the Board of Directors of Old Forge Bank.  Dr. Cesare served as a director of Old Forge Bank from 2005 until April 1, 2009, when Old Forge Bank was acquired by the Company.  During this time, Dr. Cesare developed a detailed understanding of the business of Old Forge Bank and financial institutions in general that contributed to the successful integration of the operations of Old Forge Bank and the Bank and will enable him to successfully serve the Company on a going forward basis.

(ix)
Russell C. Hazelton.  The Company has concluded that Mr. Hazelton is qualified to serve as a director of the Company as a result of his familiarity with the operations of the Bank.  Mr. Hazelton has served on the Board of Directors of the Bank since 1977, which has enabled him to develop a knowledge of the operations of the Company and the Bank that is beneficial to the Company’s Board of Directors.

(x)
Robert W. Naismith, Ph.D.  The Company has concluded that Dr. Naismith is qualified to serve as a director of the Company as a result of his substantial small company management experience, particularly within the region in which the Bank conducts its business, and his familiarity with the operations of the Bank.  Dr. Naismith is the Chairman and Chief Executive Officer of Mentor Insight, Inc., an electronic learning company located in Scranton, Pennsylvania, and also has served as Chairman and Chief Executive Officer of Roosevelt Capital Resources, Inc., an investment company located in Scranton, Pennsylvania, and as Chairman and Chief Executive officer of Life Science Analytics, Inc., a biomedical data company.  Through his oversight of these companies, Dr. Naismith is able to obtain insight regarding the local business and consumer environment that is valuable to the Board of Directors in its oversight of the Company’s and Bank’s operations.  Dr. Naismith has also served on the Board of Directors of the Bank since 1988, which has enabled him to develop a knowledge of the operations of the Company and the Bank that is beneficial to the Company’s Board of Directors.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

(xi)
Emily S. Perry.  The Company has concluded that Ms. Perry is qualified to serve as a director of the Company as a result of her insurance background, extensive community activities and familiarly with the operations of the Bank.  Ms. Perry is a former insurance account executive which provided her with relevant experience, such as customer service and consideration of client financial needs, in an industry that complements the financial services provided by the Bank.  In addition, through her participation in various community activities such as the Scranton Public Library and Association of Retarded Citizens of Northeastern Pennsylvania, Ms. Perry serves as a liaison between the Bank and the local community and provides the Board of Directors with additional opportunities to further the Company’s charitable efforts.  Ms. Perry has also served on the Board of Directors of the Bank since 1983, which has enabled her to develop a knowledge of the operations of the Company and the Bank that is beneficial to the Company’s Board of Directors.

(xii)
Richard E. Grimm.  The Company has concluded that Mr. Grimm is qualified to serve as a director of the Company as a result of his leadership and familiarity with the operations of the Bank.  Mr. Grimm has been employed by the Bank since 1979 and has served as Executive Vice President, Treasurer of the Bank since 1994.  In addition, Mr. Grimm has served as the head of the Bank’s Credit Division since 2006, during which time he has been primarily responsible for managing and overseeing all matters related to the Bank’s credit quality.  Mr. Grimm’s employment with the Bank and his service as a director of the Bank since 1994 has enabled him to gain experience in the financial services industry and a knowledge of the operations of the Bank that is valuable to the Company’s Board of Directors.

(xiii)
James B. Nicholas.  The Company has concluded that Mr. Nicholas is qualified to serve as a director of the Company as a result of his substantial small company management experience, particularly within the region in which the Bank conducts its business, and his familiarity with the operations of the Bank.  Mr. Nicholas is the President of D.G. Nicholas Co., a wholesale auto parts company located in Scranton, Pennsylvania.  Through his oversight of D.G. Nicholas Co., Mr. Nicholas is able to obtain insight regarding the local business and consumer environment that is valuable to the Board of Directors in its oversight of the Company’s and Bank’s operations.  Mr. Nicholas has also served on the Board of Directors of the Bank since 1981, which has enabled him to develop a knowledge of the operations of the Company and the Bank that is beneficial to the Company’s Board of Directors.

(xiv)
Sandra C. Phillips.  The Company has concluded that Ms. Phillips is qualified to serve as a director of the Company as a result of her service on the Abington Advisory Board of the Bank, extensive community activities and familiarity with the Bank’s operations.  Ms. Phillips has served on the Bank’s Abington Advisory Board, which is designed to, among other things, refer businesses and consumers to the Bank, provide feedback to the Bank in response to its marketing efforts, and assist in the recruiting of qualified individuals to fill open Bank positions, since 1984.  In addition, through her participation in various community activities, such as the Parliamentary Law Club of Scranton and the Countryside Conservancy, Ms. Phillips serves as a liaison between the Bank and the local community and provides the Board of Directors with additional opportunities to further the Company’s charitable efforts.  Ms. Phillips has also served on the Board of Directors of the Bank since 1994, which has enabled her to develop a knowledge of the operations of the Company and the Bank that is beneficial to the Company’s Board of Directors.

(xv)
Robert J. Mellow.  The Company has concluded that Mr. Mellow is qualified to serve as a director of the Company as a result of his legislative and accounting experience as well as his prior experience serving on the Board of Directors of Old Forge Bank.  Mr. Mellow has served as a Senator for the Commonwealth of Pennsylvania since 1970, which has enabled him to develop significant insight regarding legislative matters that, due to the regulated nature of the Company’s business, is beneficial to the Company’s Board of Directors.  Mr. Mellow is a member of the Board of Directors of Blue Cross of Northeastern Pennsylvania.  Mr. Mellow is also a licensed accountant, which enables him to advise the Board of Directors on certain financial matters inherent to the Company’s business.  In addition, Mr. Mellow served as a director of Old Forge Bank from 1989 until April 1, 2009, when Old Forge Bank was acquired by the Company.  During this time, Mr. Mellow developed a detailed understanding of the business of Old Forge Bank and financial institutions in general as a member of the Old Forge Bank audit committee that contributed to the successful integration of the operations of Old Forge Bank and the Bank and will enable him to successfully serve the Company on a going forward basis.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

•	Professional Competence of Director Nominees

The qualifications and professional experience of each of the Company’s directors are set forth above.  Item 401(e)(1) requires that, when an executive officer or significant employee has been employed by the registrant or a subsidiary of the registrant for less then five years, the registrant must provide a brief explanation as to the nature of the responsibility undertaken by the individual in prior positions to provide adequate disclosure of his or her prior business experience.  With respect to the Company’s directors and nominees for director, only Craig W. Best has been employed by the Company for less than five years.  As indicated above, Mr. Best has served as President and Chief Executive Officer of the Company and the Bank since 2006.  Prior to that time, Mr. Best served as Chief Operating Officer of First Commonwealth Bank, a $6.2 billion financial services institution headquartered in Indiana, Pennsylvania, from July 2000 to December 2005.  During his employment with First Commonwealth Bank, Mr. Best was responsible for overseeing the day to day operations of all lines of business and administrative functions for First Commonwealth Bank.  Before serving as Chief Operating Officer of First Commonwealth Bank, Mr. Best was President of NBOC, a $1.0 billion division of First Commonwealth.

•	Public Company Directorships

With the exception of James G. Keisling, no director of the Company or the Bank is currently, or has in the past five years, served as a director of a public company or an investment company under the Investment Company Act of 1940.  As indicated above, Mr. Keisling served as a director of (i) CPG International, Inc., a public company that manufactures plastic sheets products, from 2006 to 2008 and (ii) Vycom Corp., a public company that manufactures plastic sheets products, from 2006 to 2008.

•	Agreements or Understandings Relating to Selection or Nomination as a Director

Pursuant to the Agreement and Plan of Merger, dated as of December 5, 2008, by and between the Company, the Bank and Old Forge Bank, the Company agreed to take all actions necessary to cause three former Old Forge Bank directors to be appointed to the Company’s Board of Directors.  As a result, upon the Company’s acquisition of Old Forge Bank, Robert J. Mellow and Joseph G. Cesare, M.D. were elected by the Company’s stockholders to serve on the Company’s Board of Directors. Jerry J. Weinberger was appointed to the Board of Directors during the Company’s annual reorganization meeting whereby the number of board seats was expanded. The terms of the Agreement and Plan of Merger do not provide for any continuing arrangement, understanding or obligation regarding the future service of any of these individuals on the Company’s Board of Directors.

•	Audit Committee

As disclosed in the Company’s proxy statement, the Company does not currently have an audit committee financial expert.   The Company believes that Directors Butler, Hazelton, Keisling, Kozik and Steven Weinberger, who currently comprise the Company’s audit committee, are qualified to carry out all of the duties and responsibilities imposed on the audit committee under the federal securities laws.  Mr. Butler is the former Executive Vice President and Cashier of the Bank and has served as a director of the Bank since 1977.  As a result of his long time Board service and employment with the Bank, Mr. Butler has developed a working knowledge of financial matters and has become familiar with public company financial reporting.   Similarly, Mr. Hazelton, who has served as a director of the Bank since 1977, has also developed a familiarity with public company accounting and financial reporting matters as a result of his extensive service on the Company’s and Bank’s Board of Directors.  Messrs. Kozik and Weinberger are each responsible for overseeing the day to day operations of Scranton Craftsmen, Inc. and G. Weinberger Company, respectively, and have therefore developed a strong understanding regarding corporate finance and accounting matters that enables them to assist the Company’s audit committee in fulfilling its duties and responsibilities.  Finally, Mr. Keisling has experience regarding corporate finance and accounting matters through his position as the Treasurer of Northeast Architectural Products, Inc. and his prior service on the boards of other public companies, which enables him to serve as an effective member of the audit committee.  In May of 2010, Mr. Mellow was also appointed to serve as a member of the Company’s audit committee.  Mr. Mellow is a licensed accountant, which enables him to advise the committee on certain financial matters inherent to the Company’s business.  Additionally, Mr. Mellow served on the audit committee of Old Forge Bank.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

Nominating and Corporate Governance Committee Procedures, page 26

17.	Please provide to us and undertake to include in your future filings, revision of this section including, but not limited to, the following:

•
Revise the last sentence of the section entitled “Identification” in which you state you “may use an independent search firm” to clarify whether you did engage such a third party during the preceding fiscal year and, if so, to disclose the information required by Item 407(c)(2)(viii);

•	Revise the first sentence of the section entitled “Evaluation” on page 27 to describe in detail the “selection criteria set forth above” to which you refer on the third line;

•
Revise the section entitled “Minimum Qualifications” to describe the “specific qualities or skills” required by Item 407(c)(2)(v) instead of listing generic qualities that form the “basis” for your selection (for instance, identify the type of “experience” and the types of “achievements”) and define the “relevant industries” to which you refer in the last sentence; and

•	Revise the section entitled “Minimum Qualifications” to disclose “whether and if so how” the nominating committee or the board considers diversity, as required by Item 407(c)(2)(vi).

Response to Comment No. 17:

The Company did not engage an independent search firm during the year ended December 31, 2009.  In the event that the Company elects to engage such a firm in the future, the Company undertakes to disclose the information required by Item 407(c)(2)(viii) of Regulation S-K in future filings.

The “selection criteria” referred to on page 27 of the Company’s proxy statement refers to the criteria set forth under “Minimum Qualifications” on page 27 of the proxy statement, particularly a potential nominee’s integrity, experience, achievements, judgment, intelligence, personal character, capacity to make analytical inquiries and willingness to devote adequate time to Board duties.  In evaluating potential director nominees, the Company’s nominating and corporate governance committee will evaluate an individual’s specific qualities or skills including, but not limited to an individual’s: (i) contributions to the range of talent, skill and expertise of the Board; (ii) financial, regulatory and business experience, knowledge of the banking and financial services industries, familiarity with the operations of public companies and ability to read and understand financial statements: (iii) familiarity with the Company’s market area and participation in and ties to local businesses and local civic, charitable and religious organizations; (iv) personal and professional integrity, honesty and reputation; (v) ability to represent the best interests of the Company’s stockholders and the best interests of the Company and Bank; (vi) ability to devote sufficient time and energy to the performance of his or her duties; (vii) independence under applicable Securities and Exchange Commission regulations; and (viii) current equity holdings in the Company.

The Company’s nominating and corporate governance committee will also consider other factors it deems relevant, including diversity, competition, size of the Board of Directors and regulatory disclosure obligations.  The committee will also consider the extent to which a candidate helps the Board of Directors reflect the diversity of the Company’s shareholders, employees, customers and communities.

The Company hereby undertakes to revise all future proxy materials accordingly.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

Compensation Discussion and Analysis, page 16

18.	Please provide to us and undertake to include in your future filings,

•
Revise the section entitled “Role of the Compensation and Benefits Committee” to clarify the role of the Chief Executive Officer consistent with Item 407(e)(3)(ii) including revision of the fifth sentence regarding his attendance at meetings of the Compensation and Benefits Committee “at the invitation of the Committee” to disclose how many meetings of the Compensation and Benefits Committee, if any, the CEO attended;

•
Revise the section entitled “Role of Management” on page 17 to clarify the role of the Chief Executive Officer consistent with Item 407(e)(3)(ii) to provide a more detailed description of the role of the CEO in “determining or recommending the amount or form of executive and director compensation” including disclosure of what the Compensation and Benefits Committee did with the CEO’s recommendation in determining the amount and form of compensation for your executives; and

•
Revise the section entitled “Director Compensation” on page 18 to provide disclosure regarding your “processes and procedures” for considering and determining compensation for your directors, as required by Item 407(e)(3) and the role of your CEO in “determining or recommending the amount or form of . . . director compensation” as required by Item 407(e)(3)(ii); and

•
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K; please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response to Comment No. 18:
The Company hereby provides the Commission with the following information and undertakes to include similar disclosure in its future proxy materials:

•	Item 407(e)(3) Disclosure

The Company’s President and Chief Executive Officer, in conjunction with representatives of the Company’s compensation and benefits committee, develops recommendations regarding the appropriate mix and level of compensation for our named executive officers.  The recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the compensation and benefits committee with considerable weight assigned to short term and long term performance objectives, such as earnings, revenue, asset quality, efficiency ratio, execution of long term strategic plan and growth objectives.  The President and Chief Executive Officer attends compensation and benefits committee meetings at the invitation of the committee and attended three such meetings during the year ended December 31, 2009.  During the fiscal year ended December 31, 2009, the Company’s compensation and benefits committee accepted the President and Chief Executive Officer’s recommendations regarding the compensation of our named executive officers as a result of individual performance, as well as Company performance based on the committee’s independent evaluation of factors relating to earnings, revenue, asset quality, efficiency ratio, execution of long term strategic plan and growth objectives.  Our President and Chief Executive Officer does not participate in compensation and benefits committee discussions relating to the determination of his compensation.  The President and Chief Executive Officer’s performance is annually reviewed by the Company’s compensation and benefits committee, which considers input from a third party compensation consultant in preparation for the review and deciding upon the President and Chief Executive Officer’s compensation package.

The level and mix of director compensation is reviewed by the Company’s compensation and benefits committee on a periodic basis to ensure consistency with the objectives of the Company’s overall compensation philosophy.  Specifically, in reviewing the level and mix of director compensation, the committee considers third party recommendations which review peer group compensation at comparable sized institutions.  The Company’s President and Chief Executive Officer does not provide any determinations regarding the amount or form of director compensation.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

•	Item 402(s) Disclosure

The Company’s compensation philosophy is to attract, motivate and retain highly competent employees while aligning compensation with business results and shareholder interests.  For purposes of its executives, the Company and the Bank maintain the following compensation plans, arrangements and agreements:

•	An employment agreement with Craig W. Best;
•	The Company’s 2008 Long-Term Incentive Plan;
•	An employee stock ownership plan;
•	A qualified defined benefit retirement plan;
•	An excess benefit plan agreement with Craig W. Best; and
•	An executive deferred compensation plan.

The Company’s compensation and benefits committee reviewed each of the agreements and plans noted above and determined that none of them, nor the Company’s compensation policies and practices for all employees, including non-executive officers, create risks that are reasonably likely to have a material adverse effect on the Company and its subsidiaries.

The employment agreement with Mr. Best provides for severance payments under certain circumstances in connection with a termination of employment.  Such an arrangement was implemented to provide stability in the management team and to attract management.  The severance payments under the agreement are not based on individual performance and the agreement does not provide for any incentive payments.

The Company’s 2008 Long-Term Incentive Plan was approved by the stockholders of the Company and provides for the granting of stock options and shares of restricted stock.  The compensation and benefits committee believes that, to create value for stockholders, it is important to utilize long-term equity incentives as a part of compensation to align the interests of management with stockholders.  The awards all include a long-term vesting schedule to encourage positive long-range performance and to assist in the retention of key employees and management.  In light of the long-term nature of these awards, the compensation and benefits committee does not believe these equity awards encourage participants to take any actions that are reasonably likely to have a material adverse effect on the Company and its subsidiaries.

The employee stock ownership plan is a tax-qualified plan that provides benefits to employees who meet certain age and service requirements.  Because payments under the plan are limited by applicable Internal Revenue Service rules and because allocations and participation in the plan are based on participant compensation as a percentage of total compensation and the long-term nature of the benefits, the compensation and benefits committee does not believe these equity awards encourage participants to take any actions that are reasonably likely to have a material adverse effect on the Company and its subsidiaries.

The defined benefit retirement plan, excess benefit plan and executive deferred compensation plan provide our named executive officers with additional specified health and welfare and pension benefits.  The compensation and benefits committee believes that the these agreements and plans likewise provide commensurate compensation necessary to retain highly-skilled management without encouraging the Company’s management to take unnecessary and excessive risks that threaten the value of the Company or the Bank.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
October 5, 2010

Other than as indicated above, the Company and Bank do not maintain any written or unwritten other plans, programs, arrangements or agreements.  As indicated above, the compensation and benefits committee reviewed each of the agreements and plans noted above and determined that none of them, nor the Company’s compensation policies and practices for all employees, including non-executive officers, create risks that are reasonably likely to have a material adverse effect on the Company and its subsidiaries.  Accordingly, the Company determined that disclosure in response to Item 402(s) of Regulation S-K was not necessary.

*  *  *  *  *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding this correspondence, please call Christina M. Gattuso at (202) 508-5884, the Company’s legal counsel at Kilpatrick Stockton LLP.

Very truly yours,

/s/ Craig W. Best

Craig W. Best
President and Chief Executive Officer

cc:           Lindsay A. Bryan, U.S. Securities and Exchange Commission
Amit Pande, U.S. Securities and Exchange Commission
Jonathan E. Gottlieb, U.S. Securities and Exchange Commission
Christina M. Gattuso, Esq.
Stephen F. Donahoe, Esq.

APPENDIX A

PENSECO FINANCIAL SERVICES CORPORATION
ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
PART I
ITEM 1    BUSINESS

GENERAL
PENSECO FINANCIAL SERVICES CORPORATION, (the "Company"), which is headquartered in Scranton, Pennsylvania, was formed under the general corporation laws of the State of Pennsylvania in 1997 and is registered as a financial holding company. The Company became a holding company upon the acquisition of all of the outstanding shares of Penn Security Bank and Trust Company (the "Bank"), a Pennsylvania state-chartered bank, on December 31, 1997. The Company is subject to supervision by the Federal Reserve Board. The Bank, as a state-chartered financial institution, is subject to supervision, regulation and examination by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

The Bank is a full service community bank operating twelve branch offices in Lackawanna, Luzerne, Monroe and Wayne Counties of Pennsylvania serving principally the communities of Scranton, Clarks Summit, Old Forge, Moscow, Stroudsburg, East Stroudsburg and Mount Pocono.  The Company's principal banking office is located at 150 North Washington Avenue, Scranton, Pennsylvania, containing trust, investor services, marketing, audit, human resources, executive, data processing, central loan processing and central bookkeeping offices. There are eleven additional offices.

FINANCIAL OVERVIEW

The following table sets forth certain financial information regarding the Company for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007

Interest Income	$40,151	$33,898	$34,329
Interest Expense	9,580	10,830	12,739
Net Interest Income	30,571	23,068	21,590
Provision for Loan Losses	2,260	861	657
Net Interest Income after Provision for Loan Losses	28,311	22,207	20,933
Non-Interest Income	10,369	11,036	8,720
Non-Interest Expenses	28,420	22,172	21,331
Income Taxes	1,888	2,458	1,624
Net Income	$8,372	$8,613	$6,698

BALANCE SHEET AMOUNTS:
Assets	$883,327	$628,967	$580,793
Investment Securities	$202,332	$157,480	$145,448
Net Loans	$597,670	$435,873	$399,939
Deposits	$645,434	$424,725	$416,533
Long Term Borrowings	$68,094	$72,720	$55,966
Stockholders’ Equity	$117,397	$73,642	$69,715

Net income for 2009 decreased $241 or 2.8%, to $8,372 or $2.80 per weighted average share compared with the year ago period of $8,613 or $4.01 per share. The decrease in net income was primarily attributed to merger costs of $1,550, the recognition of an impairment loss on bank equity investment securities of $787, increased FDIC insurance costs of $909, along with the effect of a one time gain of $1,129, net of tax, related to Visa International’s Initial Public Offering during 2008. Net interest margin increased from 3.93% at December 31, 2008 to 4.11% at December 31, 2009. Net interest income increased $7,503 or 32.5% to $30,571 for the twelve months ended December 31, 2009 compared to $23,068 for the same period of 2008. The increase was largely due to an increase in our loan portfolio of $159.9 million that resulted from our acquisition of Old Forge Bank. Net interest income after provision for loan losses increased $6,104 or 27.5% during the 2009 period, largely due to increased interest and fees on loans and reduced interest expense from lower borrowing costs. The provision for loan losses increased $1,399 to $2,260 during 2009 compared with $861 for the same period of 2008 due to economic weakness and uncertainty with regard to the overall state of the economy, concern as to the local economy and the unemployment rate. As of December 31, 2009, the national unemployment rate was 10% while the unemployment rate for Northeastern Pennsylvania was 8.9%.  As a result, in 2009 the Bank had an increase in nonperforming loans and charge-offs and foreclosures.

Net income for 2008 increased $1,915 or 28.6%, to $8,613 or $4.01 per share compared with the year ago period of $6,698 or $3.12 per share. The increase in net income was primarily attributable to a one-time after tax increase in income of $1,129 ($0.53 per share) related to VISA, Inc.’s Initial Public Offering, which consisted of a gain from the mandatory partial share redemption by VISA and the reversal of a litigation liability accrual that had been recorded by the Company in the fourth quarter of 2007. Net interest income increased $1,478 or 6.8% to $23,068 for the twelve months ended December 31, 2008 compared to $21,590 for the same period of 2007. The increase resulted from higher interest on investments of $504 or 7.1% due to an increase in the amount of investment securities of states and political subdivisions and U.S. Agencies. Total interest expense declined $1,909 or 15.0% mainly due to lower deposit costs as a result of the low interest rate environment. Net interest income after provision for loan losses increased $1,274 or 6.1%. The provision for loan losses increased $204 to $861 during 2008 compared with $657 for the same period of 2007.  The increase in the provision was largely due to an increased loan portfolio with a greater volume of commercial loans, and indications of continued deterioration in the U.S. economy and the local economy.

MARKET AREA AND COMPETITIVE CONDITIONS

The Bank considers Monroe, Lackawanna, Wayne and Luzerne Counties in Northeastern Pennsylvania to be its primary market area.  The Bank operates in a competitive environment in which it must share its market with many local independent banks as well as several banks which are affiliates or branches of very large regional holding companies. The Bank encounters competition from diversified financial institutions, ranging in size from small banks to the nationwide banks operating in its region. The competition includes commercial banks, savings and loan associations, credit unions, other lending institutions and mortgage originators.

The following table sets forth the percentage of deposits held by the Bank in each of the counties comprising its primary market area as of June 30, 2009, the latest date for which information is available, and June 30, 2008:

	June 30, 2009	June 30, 2008
Monroe	2.02%	1.84%
Lackawanna	12.34%	8.99%
Wayne	1.26%	1.35%
Luzerne	0.37%	0.00%

The principal competitive factors among the Company's competitors can be grouped into two categories: pricing and services. In the Company's primary service area, interest rates on deposits, especially time deposits, and interest rates and fees charged to customers on loans are very competitive. In this current economic environment there is increased competition in view of weaker loan demand. From a service perspective, the Bank competes in areas such as convenience of location, types of services, service costs and banking hours. Our profitability depends on our continued ability to compete successfully in our market area.

During 2009, the local economy began to experience the negative impact of the nation’s economic downturn prompting the Company to increase the provision for loan losses to $2,260 from $861 in 2008 and $657 in 2007 due to an increase in the amount and number of charge-offs and foreclosures as shown in the following tables.

As of	2009	2008	2007
Provision for loan losses	$2,260	$861	$657
Allowance for loan losses to non-performing loans	169.3%	262.8%	191.9%
Non-performing loans to period end loans	0.39%	0.33%	0.40%
Ratio of charge-off loans to average loans	0.23%	0.08%	0.04%
Ratio of foreclosed loans to average loans	0.21%	0.00%	0.02%

As of	2009		2008		2007
	Amount	(#)	Amount	(#)	Amount	(#)
Charge-offs	$1,300	75	$317	50	$165	36
Foreclosures	1,145	7	-		76	3

The decrease in asset quality has been addressed by maintaining an adequate loss allowance. The December 31, 2008 loan loss allowance was 1.20% of total loans.  As a result of the economic conditions in our market area, management took the following actions in late 2009 and in the first quarter of 2010:

▪	Hired a former bank examiner in February 2010 to perform loan reviews on a full time basis and to enhance our allowance for loan loss methodology for implementation in the third quarter of 2010;
▪
Contracted with a credit professional in March 2010 to assess the soundness of the small business underwriting function as well as the appropriateness of the Company’s established methodology for determining the allowance for loan losses; and

▪	Adjusted the credit policy in 2009 to lower the maximum loan-to-value ratios on commercial real estate loans and certain consumer loans

LENDING AND DEPOSIT PRODUCTS

Through its banking subsidiary, the Company generates interest income from its outstanding loans receivable and its investment portfolio. Other income is generated primarily from merchant transaction fees, trust fees and service charges on deposit accounts. The Company's primary costs are interest paid on deposits and borrowings and general operating expenses. The Company provides a variety of commercial and retail banking services to business and professional customers, as well as retail customers, on a personalized basis. The Company’s primary lending products are real estate, commercial and consumer loans. The Company also offers ATM access, credit cards, active investment accounts, trust department services and other various lending, depository and related financial services. The Company’s primary deposit products are savings and demand deposit accounts and certificates of deposit. The Company also offers collateralized repurchase agreements that have a one day maturity, as an alternative deposit option for its customers.  The repurchase agreements are accounted for as a collateralized borrowing with a one day maturity and are collateralized by U.S. Agency securities. At December 31, 2009, the Company had aggregate repurchase agreements with balances of approximately $18.2 million.

The table presented below indicates the composition of the Company’s loan portfolio for the years ended 2009, 2008 and 2007.

	2009	(%)	2008	(%)	2007	(%)
Commercial Secured by Real Estate	$178,577	30%	$103,358	23%	$86,015	21%
Residential Real Estate	$324,426	54%	$274,119	62%	$258,280	63%
Commercial and Industrial	$30,743	5%	$27,793	6%	$24,505	6%
Consumer	$59,789	10%	$28,281	6%	$31,806	8%
State & Political Subdivisions	$6,873	1%	$4,471	1%	$5,973	1%
All Other	$3,562	1%	$3,126	1%	$1,060	0%
Loans net of Unearned Income	$603,970	100%	$441,148	100%	$407,639	100%

Loans secured by real estate represents the largest portion of the loan portfolio and have been relatively stable in terms of the percentage of the Company's loan portfolio representing 84%, 85%, and 84% for the years ended 2009, 2008, and 2007, respectively.  Installment loans have increased to 10% of the loan portfolio due to the $25 million indirect automobile loan portfolio acquired in the merger with Old Forge Bank.  Commercial and industrial loans have remained relatively stable as a percentage of the loan portfolio representing 5%, 6% and 6% and year 2009, 2008 and 2007.

The Company’s loan portfolio is primarily residential and commercial secured mortgage loans in its Northeastern Pennsylvania market area. Approximately 3% of our loan portfolio was comprised of loans to entities located outside our market area.

At December 31, 2009, the loan portfolio was comprised of approximately $281.2 million or 46.5% of fixed rate loans and $322.8 million or 53.5% of adjustable rate loans.

The Company has a third party marketing agreement with UVEST Financial Services that allows the Company to offer a full range of securities, brokerage services and annuity sales to its customers. The Company’s Investor Services Division is located in the Company’s headquarters building and the services are offered throughout the entire branch system.  For the year ended December 31 2009, the Company’s income from brokerage services was $348,000 or 0.69% of total revenue compared to $596,000 or 1.3% in 2008 and $261,000 or 0.61% in 2007.

The Company is not dependent upon a single customer, or a few customers, the loss of one or more of which would have a material adverse effect on its operations. The operations and earnings of the Company are not materially affected by seasonal changes or by Federal, state or local environmental laws or regulations.

Lending Activities

We offer a variety of loans including commercial, residential and consumer.  Our consumer portfolio includes automobile loans, educational loans and home equity loans and lines of credit.  Since 2008, the Company has discontinued originating educational loans.  Since 2007, our commercial real estate loan portfolio has grown steadily.  During 2009, the commercial real estate portfolio has increased amidst the weakened economy, and at December 31, 2009 and 2008 it comprised 29.6% and 23.4% of our total loan portfolio, respectively.

In the future, we intend to continue to evaluate commercial real estate and commercial business lending opportunities, including small business lending.  We have added to our experienced staff of commercial lenders and continue to proactively monitor and manage existing credit relationships.  To this end, we have enhanced our credit risk management staff and procedures.

The Company does not engage in sub-prime lending, which is defined as mortgage loans advanced to borrowers who do not qualify for market interest rates because of problems with their credit history.  The Company focuses its lending efforts within its market area.

One-to-Four Family Residential Loans.  We offer two types of residential mortgage loans:  fixed-rate loans and adjustable-rate loans.  We offer fixed-rate mortgage loans with terms of up to 30 years.  We offer adjustable-rate mortgage loans with interest rates and payments that adjust annually after an initial fixed period of one, three or five years.  Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the U.S. Treasury Security Index.  The Bank’s adjustable-rate single-family residential real estate loans generally have a cap of 2% on any increase or decrease in the interest rate at any adjustment date, and a maximum adjustment limit of 6% on any such increase or decrease over the life of the loan.  Although the Bank does offer adjustable-rate loans with initial rates below the fully indexed rate, loans tied to the one-year constant maturity treasury (“CMT”) are underwritten using methods approved by the Federal Home Loan Mortgage Corporation (“Freddie Mac”) or the Federal National Mortgage Association (“Fannie Mae”), which require borrowers to be qualified at a rate equal to 200 basis points above the discounted loan rate under certain conditions.

Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans.  The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

Our residential mortgage loans are consistently underwritten to standards established by Freddie Mac.

While one-to-four family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan.  Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.  We do not offer loans with negative amortization or interest only loans.

It is our general policy not to make high loan-to-value loans (defined as loans with a loan-to-value ratio in excess of 80%) without private mortgage insurance.  The maximum loan-to-value ratio we generally permit is 95% with private mortgage insurance.  We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser.  We generally require title insurance on all first mortgage loans.  Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Commercial Real Estate Loans.  At December 31, 2009, we had commercial real estate loans totaling $178.6 million, or 29.6%, of our total loan portfolio.

We offer commercial real estate loans secured by real estate primarily with adjustable rates.  We originate a variety of commercial real estate loans generally for terms up to 25 years and payments based on an amortization schedule of up to 25 years.  These loans are typically based on either the Federal Home Loan Bank (“FHLB”) of Pittsburgh’s borrowing rate or our own pricing criteria and adjust every three to five years.  Commercial real estate loans also are originated for the acquisition and development of land.  Conditions of acquisition and development loans we originate generally limit the number of model homes and homes built on speculation, and draws are scheduled against executed agreements of sale.   Commercial real estate loans for the acquisition and development of land are typically based upon the prime rate as published in The Wall Street Journal.  Commercial real estate loans for developed real estate and for real estate acquisition and development are originated generally with loan-to-value ratios up to 75%, while loans for the acquisition of land are originated with a maximum loan to value ratio of 65%.

Commercial Loans.  We offer commercial business loans to professionals, sole proprietorships and small businesses in our market area.  We offer installment loans for capital improvements, equipment acquisition and long-term working capital.  These loans are typically priced at short term fixed rates or variable rates based on the prime rate as published in The Wall Street Journal.  These loans are secured by business assets other than real estate, such as business equipment and inventory, and, generally, are backed by the personal guarantee of the borrower.  We originate lines of credit to finance the working capital needs of businesses to be repaid by seasonal cash flows or to provide a period of time during which the business can borrow funds for planned equipment purchases.

When making commercial business loans, we consider the financial statements of the borrower and guarantor, the borrower’s payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected global cash flows of the business and guarantor, the viability of the industry in which the customer operates and the value of the collateral.

Consumer Loans.  We offer a variety of consumer loans, including home equity loans and lines of credit, automobile loans and loans secured by passbook accounts and certificates of deposit.  We also offer unsecured loans.

We generally offer home equity loans and lines of credit with a maximum combined loan-to-value ratio of 80%.  Home equity loans have fixed-rates of interest and are originated with terms of up to 15 years.  Home equity lines of credit have variable rates and are based upon the prime rate as published in The Wall Street Journal.  Home equity lines of credit have draw periods followed by 20 year repayment periods.

We offer loans secured by new and used automobiles, both directly and directly through dealerships.  These loans have fixed interest rates and generally have terms up to six years.  We offer automobile loans with loan-to-value ratios of up to 100% of the purchase price of the vehicle depending upon the credit history of the borrower and other factors.

We offer consumer loans secured by passbook accounts and certificates of deposit held at the Company based upon the deposit rates plus a margin with terms up to five years.  We will offer such loans up to 100% of the principal balance of the certificate of deposit or balance in the passbook account.  We also offer unsecured loans and lines of credit with terms up to five years.  Our unsecured loans and lines of credit bear a substantially higher interest rate than our secured loans and lines of credit.

The procedures for underwriting consumer loans include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan.  Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Credit Risks

The Company adheres to sound credit policies, both prior to and during the current economic downturn.  Our loan policies require verification of information provided by loan applicants as well as an assessment of their ability to repay for all loans.  At no time has the Company made loans similar to those commonly referred to as “no doc” or “stated income” loans.

While the vast majority of the loan portfolio involves collateral, the Company has made and will continue to make loans on an unsecured basis.  At December 31, 2009, there were $9.1 million in unsecured commercial loans and $12.9 million in unsecured consumer loans in our portfolio.  Unsecured commercial loans are only granted to those borrowers exhibiting historically strong cash flow and capacity with seasoned management of unquestioned character.  In addition, for unsecured loans made to businesses, the Company’s credit policy requires loan guarantees by all individuals having 20% or more ownership interest in the borrowing entity.  Unsecured consumer loans are made for relatively short terms and to borrowers with strong credit histories.  Unsecured consumer loans at December 31, 2009 also included a credit card portfolio of $3.4 million.

Requests to modify, restructure or otherwise change the terms of loans are considered by the Company on an individual basis as the circumstances and/or reasons for such changes may vary.  All such changes in terms must be authorized by the original approval body.  Also, our credit policy prohibits the modification of loans or the extension of additional credit to borrowers who are not current on their payments.  Exceptions are approved only where the Company’s position in the credit relationship is greatly enhanced by such action.

Due to an increase in nonperforming loans and as a result of the continued adverse economic conditions in our market area, management undertook the following actions in late 2009 and in the first quarter of 2010:

▪	Hired a former bank examiner in February 2010 to perform loan reviews on a full time basis and to enhance our allowance for loan loss methodology for implementation in the third quarter of 2010;
▪
Contracted with a credit professional in March 2010 to assess the soundness of the small business underwriting function as well as the appropriateness of the Company’s established methodology for determining the allowance for loan losses; and

▪	Adjusted the credit policy in 2009 to lower the maximum loan-to-value ratios on commercial real estate loans and certain consumer loans

Adjustable-Rate Loans.  While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults.  The marketability of the underlying property also may be adversely affected in a high interest rate environment.  In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits on residential mortgage loans.

Commercial Real Estate Loans.  Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential mortgage loans.  Of primary concern in commercial real estate lending is the borrower’s and guarantor’s creditworthiness and the feasibility and global cash flow potential of the project.  Additional considerations include: location, market and geographic concentrations, loan to value, strength of guarantors and quality of tenants.  Payments on loans secured by income properties often depend on successful operation and management of the properties.  As a result, repayment of such loans may be subject to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy.  To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on commercial real estate loans and rent rolls where applicable.  In reaching a decision on whether to make a commercial real estate loan, we consider and review a global cash flow analysis of the borrower and guarantor, when applicable, and consider the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property.  We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2x.  An environmental report is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Commercial Business Loans.  Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property, the value of which tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business.  As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself.  Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans.  Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles.  In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower.  Consumer loan collections depend on the borrower’s continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy.  Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations.  Loan originations come from a number of sources.  The primary sources of loan originations are existing customers, walk-in traffic, advertising and referrals from customers.

We also purchase participations in loans from local financial institutions to supplement our lending portfolio. Loan participations totaled $16.2 million at December 31, 2009.  Loan participations are subject to the same credit analysis and loan approvals as loans we originate. We are permitted to review all of the documentation relating to any loan in which we participate.  However, in a purchased participation loan, we do not service the loan and thus are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings.

Loan Approval Procedures and Authority.  Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management.  The Board of Directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits, based on the officer’s experience.  Individual loans or lending relationships with aggregate exposure of more than $500,000 must be approved by the Senior Loan Committee, which is comprised of senior Bank officers.  All loans or lending relationships in excess of $1.0 million must be approved by the Credit Committee of the Bank's Board, which includes four non-employee directors.  All loans or lending relationships in excess of $3.0 million must be approved by the full Board of Directors of the Bank.

Loans to One Borrower.  The maximum amount that we may lend to one borrower and the borrower’s related entities is limited, by regulation, to generally 15% of our stated capital and reserves.  At December 31, 2009, our regulatory limit on loans to one borrower was $13.9 million.  At that date, the total outstanding balance with our largest lending relationship was $8.9 million which was secured by various mixed use commercial real estate and general business assets.  All of the loans in the relationship are performing in accordance with their original terms at December 31, 2009.

ACQUISITION OF OLD FORGE BANK

On April 1, 2009, the Company completed its acquisition of Old Forge Bank in a cash and stock transaction valued at approximately $55.5 million (the “Merger”). The Merger was accounted for using the acquisition method of accounting and, accordingly, the assets and liabilities of Old Forge Bank have been recorded at their respective fair values on the date the Merger was completed.  Old Forge Bank was merged into Penn Security Bank and Trust Company.  The Merger was effected by the issuance of 1,128,079 shares of Company common stock to former Old Forge Bank shareholders. Each share of Old Forge Bank common stock was exchanged for 2.9012 shares of Company common stock, with any fractional shares as a result of the exchange, paid to Old Forge Bank shareholders in cash based on $35.255 per share of Company stock.

Recognized amounts of identifiable assets acquired and liabilities assumed on April 1, 2009 as a result of the Merger are as follows:

Cash	$4,760
Investments	32,095
Loans	159,949
Property and equipment	1,576
Core Deposit Intangible	2,027
All other assets	12,193
Identifiable Assets	212,600

Deposits	177,018
Borrowings	5,000
All other liabilities	1,517
Identifiable Liabilities	183,535

Identifiable net assets	29,065

Goodwill	26,398

Total consideration transferred	$55,463

The following table reflects net income from accretion and amortization, net of taxes, of acquisition date fair value adjustments relating to the Merger included in the Company's financial results during the period indicated.

Twelve Months Ended December 31, 2009
Homogeneous loan pools	$550
Time deposits	305
Core deposit intangible expense	(182)
Net income from acquisition fair value adjustment	673

REGULATION AND SUPERVISION

General

The Bank is a commercial bank chartered by the Commonwealth of Pennsylvania.  The Federal Deposit Insurance Corporation insures our deposits up to applicable limits.  We are subject to extensive regulation, examination and supervision by the Pennsylvania Department of Banking, our primary regulator, and the Federal Deposit Insurance Corporation, as deposit insurer.  We are required to file reports with the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation concerning our activities and financial condition.  The Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation periodically review our safety and soundness and our compliance with various regulatory requirements.

The Company. is a bank holding company subject to regulation by the Federal Reserve Board under the Bank Holding Company Act (“BHCA”).  We are also subject to regular examination by and the enforcement authority of the Federal Reserve Board.  The Company is also treated as a bank holding company under Pennsylvania banking law.  As such, we are subject to periodic examination by, and may be required to file reports with, the Pennsylvania Department of Banking.

This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of depositors and borrowers, not our stockholders.  The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory, enforcement activities and examination policies, with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.  Any change in such regulatory requirements and policies, whether by the Pennsylvania Department of Banking, the Pennsylvania Legislature, the Federal Deposit Insurance Corporation or the U.S. Congress could have a material adverse impact on our operations.

Certain legal and regulatory requirements that apply to us are referred to below or elsewhere in this document.  The summaries of the statutory provisions and regulations set forth in the document do not purport to be a complete description of all applicable statutes and regulations and their effects on us and are qualified in their entirety by reference to the actual statutes and regulations.

Regulation of Pennsylvania Commercial Banks

The Pennsylvania Department of Banking regulates the internal organization of the Bank as well as our activities, including, deposit-taking, lending and investment.  The basic authority for our activities is specified by Pennsylvania law and by regulations, policies and directives issued by the Pennsylvania Department of Banking.  The Federal Deposit Insurance Corporation also regulates many of the areas regulated by the Pennsylvania Department of Banking and federal law limits some of the authority that Pennsylvania law grants to us.

Business Activities. The Pennsylvania Department of Banking is required to regularly examine each state-chartered bank.  The approval of the Pennsylvania Department of Banking is required to establish or close branches, to merge with another bank and to undertake many other activities.

Lending Activities.  Pennsylvania law authorizes us to make a wide variety of loans, both secured and unsecured.  However, we are prohibited from making loans using our capital stock, or the capital stock of any holding company that controls us, as collateral.

Limits on Loans to One Borrower. Generally, the maximum amount that we will be able to lend to a single borrower under Pennsylvania law is 15% of our capital accounts.

Loans to a Bank’s Insiders.  Pennsylvania law provides that we may make loans to our executive officers and directors and greater than 10% stockholders (collectively, “insiders”) in accordance with federal regulations.  Generally, under federal law, loans to insiders and certain related interests must be approved in advance by a majority of the board of directors of the institution, with any “interested” director not participating in the voting, if the loan exceeds the greater of $25,000 or 5% of the institution’s capital.  Loans aggregating $500,000 are subject to the approval requirements in all cases.  Loans to insiders must be made on terms substantially the same as offered in comparable transactions to outside parties and must not present more than the normal risk of loss or present any other unfavorable features.  There is an exception for extensions of credit made to officers and directors as part of a bank-wide compensation or benefit program that does not favor directors or officers over other employees.  There are further restrictions on loans that can be made to executive officers.

Intrastate Branching Activities.  We may, with the approval of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation, establish, acquire and operate branches anywhere in Pennsylvania.

Interstate Branching. Federal law authorizes the responsible federal banking agencies to approve merger transactions between banks located in different states, regardless of whether the merger would be prohibited under the law of the two states, unless the state in which the target institution is located has opted out.  Accordingly, we may acquire branches in a state other than Pennsylvania unless the other state has enacted legislation opting out.  Pennsylvania and federal law also generally authorize de novo branching into another state.

Activities and Investments.  The Federal Deposit Insurance Corporation Improvement Act of 1991 generally limits the activities that all state-chartered banks may engage in as principal to those authorized for national banks, despite more expansive state law.  Additionally, equity investments by state banks are limited to the types and amounts permitted for national banks, subject to certain exceptions.  For example, we may engage in state authorized activities or investments that are impermissible for national banks (other than non-subsidiary equity investments) if we meet all applicable capital requirements and the Federal Deposit Insurance Corporation determines that the activities or investments do not pose a significant risk to deposit insurance fund.

Capital Requirements. We are subject to the Federal Deposit Insurance Corporation’s regulatory capital requirements.  The capital regulations require state banks to meet two minimum capital standards:  a 4% leverage ratio (3% for institutions receiving the highest rating on the depository institution examination rating system) and an 8% risk-based capital ratio.  In addition, the prompt corrective action standards discussed below establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest examination rating) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard.

The leverage ratio requires a minimum ratio of Tier 1 (or “core”) capital to adjusted total assets of 4% (3% for institutions with the highest examination rating).  Tier 1 capital is generally defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less certain deferred tax assets and intangibles other than certain mortgage servicing rights and credit card relationships.

The risk-based capital standard requires the maintenance of Tier 1 and total capital (which is defined as Tier 1 capital plus Tier 2 (or supplementary capital)) to risk-weighted assets of at least 4% and 8%, respectively.  In determining risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by risk weighting of 0% to 100%, assigned by the Federal Deposit Insurance Corporation capital regulation based on the risks believed inherent in the type of asset.  The components of Tier 2 capital currently include such instruments as cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stocks, as well as the allowance for loan and lease losses up to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values.  Overall, the amount of Tier 2 capital included as total capital cannot exceed 100% of Tier 1 capital.

The Federal Deposit Insurance Corporation may increase required capital levels in the future.  The Federal Deposit Insurance Corporation also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution’s capital level is or may become inadequate in light of the particular circumstances.

Prompt Corrective Regulatory Action. Under federal law, the appropriate federal regulatory agency is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution’s degree of undercapitalization.  Generally, a bank that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 capital to risk-weighted assets of less than 4% or a ratio of Tier 1 capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be “undercapitalized.”  A bank that has a total risk-based capital ratio of less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized” and a bank that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.”  Subject to a narrow exception, a receiver or conservator must be appointed within specified time frames for an institution that is “critically undercapitalized.”  The law also provides that an acceptable restoration plan must be filed within 45 days of the date a bank receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.”  Performance under the plan must be guaranteed by the institution’s parent company in an amount of up to the lesser of 5% of the total assets when deemed to be undercapitalized or the amount necessary to adequately achieve capitalized status.  In addition, certain mandatory supervisory actions become applicable to any undercapitalized institution including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions (including dividends) and expansion.  The Federal Deposit Insurance Corporation could also take additional discretionary supervisory actions, including the issuance of a capital directive, requiring the sale of the institution and the replacement of senior executive officers and directors.

Safety and Soundness Guidelines. Federal law requires each federal banking agency to establish safety and soundness standards for institutions under its authority.  The federal banking agencies, including the Federal Deposit Insurance Corporation, have issued Interagency Guidelines Establishing Standards for Safety and Soundness.  The guidelines specify basic standards for internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure and asset growth, asset quality earnings and employee compensation.  If the appropriate federal banking agency determines that a depository institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines.  The institution must submit an acceptable compliance plan within 30 days of receipt of a request for such a plan.  Failure to submit or implement a compliance plan may result in regulatory sanctions.

Uniform Lending Standards. Under Federal Deposit Insurance Corporation’s regulations, state banks must adopt and maintain written policies that establish appropriate limits and standards for loans that are secured by interests in real estate or are made for the purpose of financing permanent improvements to real estate.  The policies must establish loan portfolio diversification standards, prudent underwriting standards, including loan-to-value limits that are clear and measurable, loan administration procedures and documentation and loan approval and reporting requirements.  Such real estate lending policies must reflect the Interagency Guidelines for Real Estate Lending Policies that have been adopted by the federal banking agencies.

Transactions with Related Parties.  Transactions between a state bank and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act.  Sections 23A and 23B of the Federal Reserve Act apply to us, as a state non-member bank, by virtue of Section 18(i) of the Federal Deposit Insurance Act.  An affiliate is any company or entity, which controls, is controlled by or is under common control with the state member bank, such as the Company.  Generally, Sections 23A and 23B:  (i) limit the extent to which an institution or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such institution’s capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus, (ii) impose collateral requirements on certain transactions with affiliates, and (iii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a nonaffiliate.  The term “covered transaction” includes loans to, purchases of assets from and the issuance of a guarantee on behalf of an affiliate, and certain other transactions.

Tying Arrangements.  We are prohibited from engaging in certain tying arrangements in connection with any extension of credit, sale or lease of property or furnishing of services.  With certain exceptions for traditional banking services, we may not condition an extension of credit to a customer on a requirement that the customer obtain or provide additional credit, property or services from or to us or any of our subsidiaries or that the customer refrain from obtaining credit, property or other services from a competitor.

Dividend Restrictions. Our ability to pay dividends is governed by Pennsylvania law and the regulations of the Federal Deposit Insurance Corporation.  Under Pennsylvania law, we may only declare and pay dividends from our accumulated net earnings.  In addition, we may not declare and pay dividends from the surplus funds that Pennsylvania law requires that we maintain.  Each year we must set aside as surplus funds a sum equal to not less than 10% of our net earnings until the surplus funds equal 100% of our capital stock.  We may invest the surplus funds in the same manner as deposits, subject to certain exceptions.  Federal Deposit Insurance Corporation policy provides that, during the first three years of operation, we may pay cash dividends only from net operating income and only after we have established an appropriate allowance for loan and lease losses and our overall capital is adequate.  Under federal law, an insured bank may not pay dividends if doing so would make it undercapitalized within the meaning of the prompt corrective action law discussed previously or if in default of its deposit insurance fund assessment.

Enforcement. The Pennsylvania Department of Banking has authority to appoint a receiver or conservator for a Pennsylvania Bank in a variety of circumstances, including where the bank conducts its business in an unsafe manner, is in an unsafe or unsound condition to transact business, has assets less than its obligations or violates a law, court order or order of the Banking Department.  The Pennsylvania Department of Banking may, under certain circumstances, suspend or remove officers or directors who have violated the law, conducted the bank’s business in a manner which is unsafe, unsound or contrary to the depositors’ interests or been negligent in the performance of their duties.  In addition, upon finding that a bank has engaged in an unsafe or unsound practice, violated a law, rule, regulation or written agreement relating to its supervision, or violated any condition, imposed in writing, in connection with the approval of any application, the Pennsylvania Department of Banking may issue an order to cease and desist against the bank or its directors or officers.

The Federal Deposit Insurance Corporation has primary federal enforcement responsibility over state banks under its jurisdiction, including the authority to bring enforcement action against all “institution-related parties,” including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an institution.  Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors, receivership, conservatorship or termination of deposit insurance.  Civil money penalties cover a wide range of violations and actions, and range up to $25,000 per day or even up to $1 million per day (in the most egregious cases).  Criminal penalties for most financial institution crimes include fines of up to $1 million and imprisonment for up to 30 years.

Consumer Protection and Fair Lending Regulations.  Pennsylvania commercial banks are subject to a variety of federal and Pennsylvania statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit.  These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief.  Certain of these statutes authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys’ fees for certain types of violations.

Community Reinvestment Act. Under the Community Reinvestment Act (the “CRA”), as implemented by Federal Deposit Insurance Corporation regulations, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods.  The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community.  The CRA requires the Federal Deposit Insurance Corporation, when examining an institution, to assess the institution’s record of meeting the credit needs of its community and to take the record into account in its evaluation of certain applications by the institution.  The CRA also requires all institutions to make public disclosure of their CRA ratings.  Unlike the responsibility for other federal consumer protection and fair lending regulations, which is being transferred to the new Consumer Financial Protection Bureau, the CRA will remain with the federal prudential regulators.  Our most recent CRA rating was “satisfactory.”

Assessments. Pennsylvania banks are required to pay annual assessments to the Pennsylvania Department of Banking to cover the cost of regulating Pennsylvania institutions.  Our asset size determines the rate of assessment.

Deposit Insurance.  The Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC.  The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006.  Under the FDIC’s existing risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors.  An institution’s assessment rate depends upon the category to which it is assigned, and certain potential adjustments established by FDIC regulations, with less risky institutions paying lower assessments.

Assessment rates, with adjustments, currently range from seven to 77.5 basis points of assessable deposits.  The FDIC may change the scale uniformly from one quarter to the next, except that no adjustment can deviate more than three basis points from the base scale without notice and comment.  No institution may pay a dividend if in default of the federal deposit insurance assessment.

Due to stress on the Deposit Insurance Fund caused by bank failures, the FDIC imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution’s deposit assessment base), in order to cover losses to the Deposit Insurance Fund.  That special assessment was collected on September 30, 2009.  The FDIC provided for similar assessments during the final two quarters of 2009, if deemed necessary.  However, in lieu of further special assessments, the FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012.  The estimated assessments, which include an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 30, 2009.  As of December 31, 2009, and each quarter thereafter, a charge to earnings will be recorded for each regular assessment with an offsetting credit to the prepaid asset.

Because of the recent difficult economic conditions, deposit insurance per account owner had been raised to $250,000 for all types of accounts until January 1, 2014.  In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program (“TLGP”) under which, for a fee, noninterest-bearing transaction accounts would receive unlimited insurance coverage until June 30, 2010, subsequently extended to December 31, 2010.  The TLGP also included a debt component under which certain senior unsecured debt issued by institutions and their holding companies between October 13, 2008 and October 31, 2009 would be guaranteed by the FDIC through June 30, 2012, or in some cases, December 31, 2012.  The Bank opted to participate in the unlimited noninterest-bearing transaction account coverage and opted not to participate in the unsecured debt guarantee program.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund.  This payment is established quarterly and, during the four quarters ended June 30, 2010, averaged 1.04 basis points of assessable deposits.

The FDIC has authority to increase insurance assessments.  A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank.  Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Pennsylvania Department of Banking.

Regulation of Bank Holding Companies

The Company is subject to a number of regulatory requirements due to its status as a bank holding company under federal and Pennsylvania laws.

Activities.  With certain exceptions, the BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking.  Our activities are subject to these legal and regulatory limitations under the BHCA and the related Federal Reserve Board regulations. Notwithstanding the Federal Reserve Board’s prior approval of specific nonbanking activities, the Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

A bank holding company whose financial institution subsidiaries are “well capitalized” and “well managed” and have satisfactory CRA records can elect to become a “financial holding company” and thereby be permitted to engage in a broader range of financial activities than are permitted to bank holding companies.  Financial holding companies are authorized to engage in, directly or indirectly, financial activities.  A financial activity is an activity that is:  (i) financial in nature; (ii) incidental to an activity that is financial in nature; or (iii) complementary to a financial activity and that does not pose a safety and soundness risk.  Statutes and regulations include a list of activities that are deemed to be financial in nature.  Other activities also may be decided by the Federal Reserve Board to be financial in nature or incidental thereto if they meet specified criteria.  A financial holding company that intends to engage in a new activity or to acquire a company to engage in such an activity is required to give prior notice to the Federal Reserve Board.  If the activity is not either specified in statutes and regulations as being a financial activity or one that the Federal Reserve Board has determined by rule or regulation to be financial in nature, the prior approval of the Federal Reserve Board is required.  We have not opted to become a financial holding company.

Acquisitions.  Under the BHCA, a bank holding company must obtain the prior approval of the Federal Reserve Board before (1) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company would directly or indirectly own or control more than 5% of such shares; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. Satisfactory financial condition, particularly with regard to capital adequacy, and satisfactory CRA ratings generally are prerequisites to obtaining federal regulatory approval to make acquisitions.

Capital Requirements.  The Federal Reserve Board has adopted guidelines regarding the consolidated capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets.

Source of Strength.  Federal Reserve Board policy is that bank holding companies should serve as a source of strength to their subsidiary banks by providing capital, liquidity and other support in times of financial distress.

Dividends. The Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices.  The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board’s view that a bank holding company should pay cash dividends only to the extent that the company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company’s capital needs, asset quality and overall financial condition.  The Federal Reserve Board also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.”

Stock Repurchases.  As a bank holding company, we are required to give the Federal Reserve Board prior written notice of any purchase or redemption of our outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company’s consolidated net worth.  The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, Federal Reserve Board order, directive or any condition imposed by, or written agreement with, the Federal Reserve Board. This requirement does not apply to bank holding companies that are “well capitalized,” received one of the two highest examination ratings at their last examination and are not the subject of any unresolved supervisory issues.

Change in Control. Under the BHCA, any company must obtain approval of the Federal Reserve Board prior to acquiring control of a bank holding company, such as the Company or insured bank, such as the Bank.  For purposes of the BHCA, “control” is defined as ownership of more than 25% of any class of voting securities of the holding company or the bank, the ability to control the election of a majority of the directors, or the exercise of a controlling influence over management or policies of the holding company or the Bank.

In addition, the Change in Bank Control Act and the related regulations of the Federal Reserve Board require any person or persons acting in concert (except for companies required to make application under the BHCA), to file a written notice with the Federal Reserve Board before such person or persons may acquire control of a bank holding company. The Change in Bank Control Act defines “control” as the power, directly or indirectly, to vote 25% or more of any voting securities or to direct the management or policies of a bank holding company.  There is a presumption of “control” where the acquiring person will own, control or hold with power to vote 10% or more of any class of voting security of a bank holding company under certain specified circumstances.

Under Pennsylvania banking law, prior approval of the Pennsylvania Department of Banking is also required before any person may acquire control of a Pennsylvania bank or bank holding company.

FORWARD LOOKING INFORMATION

This Annual Report on Form 10-K contains forward-looking statements that are based on assumptions and may describe future plans, strategies and expectations of Penseco Financial Services Corporation. These forward-looking statements are generally identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. Penseco Financial Services Corporation’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Penseco Financial Services Corporation and its subsidiary include, but are not limited to, changes in interest rates, national and regional economic conditions, legislative and regulatory changes,  monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in Penseco Financial Services Corporation’s market area, changes in real estate market values in Penseco Financial Services Corporation’s market area, changes in relevant accounting principles and guidelines and inability of third party service providers to perform. Additional factors that may affect our results are discussed in Item 1A to this Annual Report on Form 10-K titled “Risk Factors” below.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, Penseco Financial Services Corporation does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

Unless the context indicates otherwise, all references in this Annual Report to “Company,” “we,” “us” and “our” refer to Penseco Financial Services Corporation and its subsidiary.

APPENDIX B

PENSECO FINANCIAL SERVICES CORPORATION
ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
PART I

ITEM 1A   RISK FACTORS

In addition to the other information set forth in this report, one should carefully consider the factors discussed below, which could materially affect our business, financial condition or future results. The risks described below are not the only risks that the Company faces. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

RISKS RELATED TO OUR BUSINESS

Credit Risk

Changes in the credit quality of our loan portfolio may impact the level of our allowance for loan losses.

We make various judgments about the collectibility of our loans, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for our loans. In determining the amount of the allowance for loan losses, we review our loans and our loan loss and delinquency experience, and we evaluate economic conditions. If our judgments are incorrect, our allowance for loan losses may not be sufficient to cover future losses, which will result in additions to our allowance through increased provisions for loan losses. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Increased provisions for loan losses would increase our expenses and reduce our profits.

The Company does not engage in any sub-prime or Alt-A credit lending. Therefore, the Company is not subject to any credit risks associated with such loans.

Also, the Company is not dependent upon a single customer, or a few customers, the loss of one or more of which would have a material adverse effect on its operations. The operations and earnings of the Corporation are also not materially affected by seasonal changes.

Our emphasis on residential mortgage and commercial real estate loans in the Northeast Pennsylvania market area exposes us to a risk of loss.

At December 31, 2009, $324.4 million, or 54%, of our loan portfolio consisted of residential mortgage loans and $178.6 million, or 29.6%, of our loan portfolio consisted of commerical real estate loans. A significant majority of these loans are made to borrowers or secured by properties located in Northeastern Pennsylvania.  As a result of this concentration, a sustained downturn in the local economy could significantly increase non-performing loans, which would hurt our profits.  Future declines in real estate values in the Northeastern Pennsylvania area could also cause some of our mortgage and commercial real estate loans to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

Changes in the credit quality of our investment portfolio may effect our earnings.

Investments are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term “other than temporary” is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Changes in interest rates could affect our investment values and net interest income which could hurt our profits.

At December 31, 2009, the Company had approximately $155.5 million of marketable securities available for sale in its portfolio. These securities are carried at fair value on the consolidated balance sheets. Unrealized gains or losses on these securities, that is, the difference between the fair value and the amortized cost of these securities, are reflected in stockholders' equity, net of deferred taxes. As of December 31, 2009, the Company's available for sale marketable securities portfolio had an unrealized gain, net of taxes, of $2.3 million. The fair value of the Company's available for sale marketable securities is subject to interest rate change, which would not affect recorded earnings, but would increase or decrease comprehensive income and stockholders' equity.

The principal component of the Company's earnings is net interest income, which is the difference between interest and fees earned on interest-earning assets and interest paid on deposits and other borrowings. The most significant impact on net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods.
The Company continually monitors the relationship of its interest rate sensitive assets and liabilities through its Asset/Liability Committee.

Strong competition within our market could hurt our profits and inhibit growth.

The Bank operates in a competitive environment in which it must share its market with many local independent banks as well as several banks which are affiliates or branches of very large regional holding companies. The Bank encounters competition from diversified financial institutions, ranging in size from small banks to the nationwide banks operating in its region. The competition includes commercial banks, savings and loan associations, credit unions, other lending institutions and mortgage originators.

The principal competitive factors among the Company's competitors can be grouped into two categories: pricing and services. In the Company's primary service area, interest rates on deposits, especially time deposits, and interest rates and fees charged to customers on loans are very competitive. In this current economic environment there is increased competition in view of weaker loan demand. From a service perspective, the Bank competes in areas such as convenience of location, types of services, service costs and banking hours. Our profitability depends on our continued ability to compete successfully in our market area.

Compliance Risk

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

The Company is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended, and, as such, is subject to supervision and regulation by the Board of Governors of the Federal Reserve System (“FRB”). The Company is required to file annual and quarterly reports of its operations with the FRB.
As a financial holding company, the Company is permitted to engage in banking-related activities as authorized by the FRB, directly or through subsidiaries or by acquiring companies already established in such activities subject to the FRB regulations relating to those activities.

Our banking subsidiary, Penn Security Bank and Trust Company, as a Pennsylvania state-chartered financial institution, is subject to supervision, regulation and examination by the Commonwealth of Pennsylvania Department of Banking and by the Federal Deposit Insurance Corporation (the "FDIC"), which insures the Bank's deposits to the maximum extent permitted by law.

Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of assets and determination of the level of allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory claim may have a material impact on the Company’s and the Bank’s operations. The current administration has also proposed comprehensive legislation intended to modernize regulation of the United States financial system. Among other things, the proposed legislation would also create a new federal agency, the Consumer Financial Protection Agency that would be dedicated to administering and enforcing fair lending and consumer compliance laws with respect to financial products and services, which could result in new regulatory requirements and increased regulatory costs for us.  If enacted, the legislation may have a substantial impact on our operations. However, because any final legislation may differ significantly from the current administration’s proposal, the specific effects of the legislation cannot be evaluated at this time.

Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory actions, may have a material impact on our operations.

Operational Risk

A continuation of recent turmoil in the financial markets could have an adverse effect on the financial position or results of operations.

In recent periods, United States and global markets, as well as general economic conditions, have been disrupted and volatile.  Concerns regarding the financial strength of financial institutions have led to distress in credit markets and issues relating to liquidity among financial institutions.  Some financial institutions around the world have failed; others have been forced to seek acquisition partners.  The United States and other governments have taken steps to try to stabilize the financial system, including investing in financial institutions. The Company has not applied for and is not participating in any government sponsored Capital Purchase Programs. Our company’s financial condition and results of operations could be adversely affected by (1) continued disruption and volatility in financial markets, (2) continued capital and liquidity concerns regarding financial institutions generally and our counterparties specifically, including the Federal Home Loan Bank, (3) limitations resulting from governmental action in an effort to stabilize or provide additional regulation of the financial system, or (4) recessionary conditions that are deeper or last longer than currently anticipated.  Further, there can be no assurance that action by Federal and state legislatures, and governmental agencies and regulators, including the enacted legislation authorizing the U.S. government to invest in financial institutions, or changes in tax policy, will help stabilize the U.S. financial system and any such action, including changes to existing legislation or policy, could have an adverse effect on the financial conditions or results of operations of the Company.

The current economic recession could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Our business activities and earnings are affected by general business conditions in the United States and in our primary market area.  These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets and the strength of the economy in the United States generally and in our primary market area in particular.  In the current recession, the national economy has experienced general economic downturns, with rising unemployment levels, declines in real estate values and an erosion in consumer confidence.  The current economic recession has also had a negative impact on our primary market area, which has experienced a softening of the local real estate market and reductions in local property values.  A prolonged or more severe economic downturn, continued elevated levels of unemployment, further declines in the values of real estate, or other events that affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms.  The economic downturn could also result in reduced demand for credit or fee-based products and services, which also would decrease our revenues.

Special FDIC assessments and increased base assessment rates by the FDIC will decrease our earnings.

Beginning in late 2008, the economic environment caused higher levels of bank failures, which dramatically increased FDIC resolution costs and led to a significant reduction in the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. The base assessment rate was increased by seven basis points (7 cents for every $100 of deposits) for the first quarter of 2009. Effective April 1, 2009, initial base assessment rates were changed to range from 12 basis points to 45 basis points across all risk categories with possible adjustments to these rates based on certain debt-related components.

These increases in the base assessment rate will increase our deposit insurance costs and negatively impact our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions due to recent bank and savings association failures. The emergency assessment amounts to 5 basis points on each institution’s assets minus Tier 1 capital as of June 30, 2009, subject to a maximum equal to 10 basis points times the institution’s assessment base. The assessment was collected on September 30, 2009. Based on our assets and Tier 1 capital as of June 30, 2009, our special assessment was approximately $385 thousand. The special assessment decreased our earnings. In addition, the FDIC may impose additional emergency special assessments after June 30, 2009 of up to 5 basis points per quarter on each institution’s assets minus Tier 1 capital if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the Deposit Insurance Fund reserve ratio due to institution failures. Any additional emergency special assessment imposed by the FDIC will further decrease our earnings.

We may experience increased lending and credit risk as a result of our acquisition of Old Forge Bank.

On April 1, 2009, we completed our acquisition of Old Forge Bank in a cash and stock transaction valued at approximately $55.5 million. There are inherent risks in the acquisition of any merger candidate as to the loans and deposits acquired in the merger. There may be greater losses in the loan portfolio that were identified at the merger date. Furthermore, deposit customers might leave the Bank for any number of personal or business reasons. Management monitors our asset quality and deposit base on an ongoing basis. The fair value adjustments applicable to the merger are reviewed annually for appropriateness based upon the actual results compared to the merger date. As such, the market rate adjustment and the credit fair value adjustment are evaluated to ensure that the amortizations and accretions are reasonable.

The Company needs to continually attract and retain qualified personnel for its operations.

High quality customer service, as well as efficient and profitable operations, is dependent on the Company's ability to attract and retain qualified individuals for key positions within the organization. The Company has successfully recruited several individuals for management positions in recent years. As of December 31, 2009, the Company employed 221 full-time equivalent employees. The employees of the Company are not represented by any collective bargaining group. Management of the Company considers relations with its employees to be good. We rely heavily on our executive officers and employees. The loss of certain executive officers or employees could have an adverse effect on us because, as a community bank, our executive officers and employees typically have more responsibility than would be typical at a larger financial institution with more employees.  In addition, as a community bank, we have fewer management-level and other personnel who are in position to succeed and assume the responsibilities of certain existing executive officers and employees.

Our operations could be affected if we do not have access to modern and reliable technology.

The Company operates in a highly-automated environment, wherein almost all transactions are processed by computer software to produce results. To remain competitive, the Company must continually evaluate the adequacy of its data processing capabilities and make revisions as needed.

The Company regularly tests its ability to restore data capabilities in the event of a natural disaster, sustained power failure or other inability to utilize its primary systems.

Risks Regarding Our Common Stock

There may be a limited market for our common stock, which may adversely affect our stock price.

Although our common stock is traded on the Over-the-Counter Bulletin Board, the shares might not be actively traded. If an active trading market for our common stock does not exist, you may not be able to sell all of your shares of common stock on short notice, and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and ask price for our common stock. When there is a wide spread between the bid and ask price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

A significant percentage of our common stock is held by our directors and executive officers, which could enable insiders to prevent a merger or other transaction that may provide stockholders a premium for their shares.

At December 31, 2009, our directors and executive officers beneficially owned 552,503, or 16.9%, of our outstanding shares.  If these individuals were to act together, they could have a significant influence over the outcome of any shareholder vote.

Liquidity Risk

Increased needs for disbursement of funds on loans and deposits can affect our liquidity.

The objective of liquidity management is to maintain a balance between sources and uses of funds in such a way that the cash requirements of customers for loans and deposit withdrawals are met in the most economical manner. Management monitors its liquidity position continuously in relation to trends of loans and deposits for short-term as well as long-term requirements. Liquid assets are monitored on a daily basis to assure maximum utilization. Management also manages its liquidity requirements by maintaining an adequate level of readily marketable assets and access to short-term funding sources. Management does not foresee any adverse trends in liquidity.

Our future pension plan costs and contributions could be unfavorably impacted by the factors that are used in the actuarial calculations.

Although the Company’s non-contributory defined benefit pension plan was frozen in 2008, our costs for the pension plan are dependent upon a number of factors, such as the rates of return on plan assets, discount rates, the level of interest rates used to measure the required minimum funding levels of the plans, future government regulation and our required or voluntary contributions made to the plans. Without sustained growth in the pension investments over time to increase the value of our plan assets and depending upon the other factors impacting our costs as listed above, we could be required to fund our plans with higher amounts of cash than are anticipated by our actuaries. Such increased funding obligations could have a material impact on our liquidity by reducing our cash flows.

APPENDIX C

PENSECO FINANCIAL SERVICES CORPORATION
ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
PART II

ITEM 7	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*           *           *

SUMMARY

Net Income and Net Interest Income.

	2009	2008	2007
Interest Income	$40,151	$33,898	$34,329
Interest Expense	9,580	10,830	12,739
Net Interest Income	30,571	23,068	21,590

Non Interest Income	10,369	11,036	8,720
Total Revenue	50,520	44,934	43,049

Net Income	8,372	8,613	6,698

Net Interest Margin	4.11%	3.93%	3.92%

Net income for 2009 decreased $241 or 2.8%, to $8,372 or $2.80 per weighted average share compared with the year ago period of $8,613 or $4.01 per share. The decrease in net income was primarily attributed to merger costs of $1,550, the recognition of an impairment loss on bank equity investment securities of $787, increased FDIC insurance costs of $909, along with the effect of a one time gain of $1,129, net of tax, related to Visa International’s Initial Public Offering during 2008. Net interest margin increased from 3.93% at December 31, 2008 to 4.11% at December 31, 2009. Net interest income increased $7,503 or 32.5% to $30,571 for the twelve months ended December 31, 2009 compared to $23,068 for the same period of 2008. The increase was largely due to an increase in our loan portfolio of $159.9 million resulting from our acquisition of Old Forge Bank. Net interest income after provision for loan losses increased $6,104 or 27.5% during the 2009 period, largely due to increased interest and fees on loans and reduced interest expense from lower borrowing costs. The provision for loan losses increased $1,399 to $2,260 during 2009 compared with $861 for the same period of 2008 due to economic weakness and uncertainty with regard to the overall state of the economy, concern as to the local economy and the unemployment rate. As of December 31, 2009, the national unemployment rate was 10% while the unemployment rate for Pennsylvania was 8.9%.  As a result, in 2009 the Bank had an increase in nonperforming loans and charge-offs and foreclosures.

Net income for 2008 increased $1,915 or 28.6%, to $8,613 or $4.01 per share compared with the year ago period of $6,698 or $3.12 per share. The increase in net income was primarily attributable to a one-time after tax increase in income of $1,129 ($0.53 per share) related to VISA, Inc.’s Initial Public Offering, which consisted of a gain from the mandatory partial share redemption by VISA and the reversal of a litigation liability accrual that had been recorded by the Company in the fourth quarter of 2007. Net interest income increased $1,478 or 6.8% to $23,068 for the twelve months ended December 31, 2008 compared to $21,590 for the same period of 2007. The increase resulted from higher interest on investments of $504 or 7.1% due to an increase in the amount of investment securities of states and political subdivisions and U.S. Agencies. Total interest expense declined $1,909 or 15.0% mainly due to lower deposit costs as a result of the low interest rate environment. Net interest income after provision for loan losses increased $1,274 or 6.1%. The provision for loan losses increased $204 to $861 during 2008 compared with $657 for the same period of 2007. The increase in the provision was largely due to an increased loan portfolio with a greater volume of commercial loans, and indications of continued deterioration in the U.S. economy and the loan economy.

The Company’s return on average assets was 1.04% in 2009 compared to 1.40% in 2008 and 1.15% in 2007. Return on average equity was 7.93%, 11.89% and 9.75% in 2009, 2008 and 2007, respectively.

Net income from accretion and amortization of acquisition date fair value adjustments included in the financial results during the period indicated.

Twelve Months Ended
December 31, 2009
Homogeneous loan pools	$550
Time deposits	305
Core deposit intangible expense	(182)
Net income from acquisition fair value adjustment	$673

Accretion of the loan pools credit fair value adjustment and market rate fair value adjustment is calculated on a sum-of-the-years-digits basis over an eight year period. The fair value market rate adjustment of the time deposits is amortized monthly based on a level yield methodology over five years. The core deposit intangible is being amortized over ten years on a sum-of-the-years-digits basis.

Loan Portfolio.

	2009	2008	2007
Commercial Secured by Real Estate	$178,577	$103,358	$86,015
Residential Real Estate	$324,426	$274,119	$258,280
Commercial and Industrial	$30,743	$27,793	$24,505
Consumer	$59,789	$28,281	$31,806
State & Political Subdivisions	$6,873	$4,471	$5,973
All Other	$3,562	$3,126	$1,060
Loans net of Unearned Income	$603,970	$441,148	$407,639

There were no purchased loans in 2007, 2008 or 2009 other than loan participations with local banks. Originations of new loans are primarily in loans secured by real estate with an emphasis on commercial loans. The growth in loans from 2008 to 2009 was mainly due to the merger of Old Forge Bank.

Market Area.

Our market area has been affected by the economic decline that has affected the U.S. economy as a whole.  The local unemployment rates as of December 31, 2009 for the counties in which the Bank operates were:  Lackawanna County, 9.2%; Luzerne County, 10.1%; Monroe County, 9.7% and Wayne County, 8.19%. The unemployment rate for the Scranton/Wilkes-Barre metropolitan areas rose to 9.5% in December 2009, the highest level since April 1996.  Increases in unemployment can be attributed to a gradual decline in manufacturing in Northeastern Pennsylvania and much like the rest of the country a slowdown in construction of residential and commercial property.

Weak labor conditions coupled with rising unemployment led to a 31.5% increase in the number of personal bankruptcy filings in the United States in 2009. In addition, the number of personal bankruptcy filings in our local market area increased 10.9% to 12,225 filings in 2009 from 11,025 filings in 2008.

One of the strengths of the Northeast Pennsylvania housing market during 2008 and 2009 was that it was not impacted by the loss of home equity that has effected the rest of the country. The Case-Shiller House Price Index has stalled, but without the trough seen in many other areas. The pace of housing sales declined during the recession, and the loss of jobs will keep housing prices soft.   During the first quarter of 2010 the most significant improvement came from the Case-Shiller House Price Index which swung back into positive territory on a year ago basis for the first time since December 2006.

The Beige Book for the Third District – Philadelphia continues to report throughout 2008 and 2009 that nonresidential real estate firms indicate that leasing and purchase activity has continued to decline and that vacancy rates remain on the rise. Effective rents have been falling, prompting some relocations and lease renegotiations by tenants. Based on the preceding, a decrease in values in commercial real estate is expected to continue within our market area during 2010.

Deposits.

As of December 31, 2009, the Company had Certificate of Deposit Account Registry Service (“CDARS”) reciprocal deposits in the amount of $12.8 million. The Company also participates in a brokered money market program; the balance of this funding as of December 31, 2009 was approximately $1.8 million. The Company also issues brokered certificates of deposit from time to time as an alternative to wholesale funding. As of December 31, 2009, the dollar amount of brokered deposits, exclusive of CDARS reciprocal deposits, was $1.8 million or 0.28% of total deposits, compared to $1.8 million or 0.42% at December 31, 2008 and $8.0 million or 1.9% at December 31, 2007.

December 31,	2009	2008	2007
Demand - Non-interest bearing	$109,855	$72,456	$73,926
Demand - Interest bearing	72,477	51,975	54,819
Savings	110,994	74,907	80,054
Money markets	146,189	115,811	103,924
Time - Over $100,000	78,702	37,960	40,395
Time - Other	127,217	71,616	63,415
	645,434	424,725	416,533

Increases in deposits for 2009 can be primarily attributed to the Company’s acquisition of Old Forge Bank on April 1, 2009, which accounted for $177 in deposits, and promotional activity to acquire non-interest bearing deposits.

Provision and Allowance  for Loan Losses.

During 2009, the local economy began to experience the negative impact of the nation’s economic downturn prompting the Company to increase the provision for loan losses to $2,260 from $861 in 2008 and $657 in 2007. The amount and number of charge-offs and foreclosures increased during this period due to the slowing local economy as indicated in the following tables.

Non-performing loans amounted to $2,339, $1,454 and $1,610 at December 31, 2009, 2008, and 2007, respectively.  The increase in 2009 was due primarily to several loans which were acquired in the Old Forge Bank merger, as well as a single borrowing relationship secured by residential real estate for which management feels the Company is sufficiently secured and predicts no significant loss of principal.  As of December 31, 2009, non-performing loans were comprised of thirty-nine (39) loans, of which one loan (noted above) is greater than $500 and five loans had outstanding balances of $100 to $500.   The one borrowing relationship noted above returned to accrual status in 2010.  As of December 31, 2008, our non-performing loans decreased by $156 from December 31, 2007 and were comprised of 16 loans, of which four loans were between $100 and $500 in size and the remainder were each less than $100 in size.    The non-performing loans of $2.3 million at December 31, 2009 represent 0.39% of total loans, while the $1.5 million of non-performing loans as of December 31, 2008 represent 0.33% of total loans.

As of	2009	2008	2007
Provision for loan losses	$2,260	$861	$657
Allowance for loan losses to non-performing loans	169.3%	262.8%	191.9%
Non-performing loans to period end loans	0.39%	0.33%	0.40%
Ratio of charge-off loans to average loans	0.23%	0.08%	0.04%
Ratio of foreclosed loans to average loans	0.21%	0.00%	0.02%

As of	2009		2008		2007
	Amount	(#)	Amount	(#)	Amount	(#)
Charge-offs	$1,300	75	$317	50	$165	36
Foreclosures	1,145	7	-		76	3

There were no troubled debt restructurings or concessions given to customers in the three year period from 2007 to 2009.

The Bank’s process for determining an appropriate level for the ALLL is based on a comprehensive, well documented and consistently applied analysis of its loan portfolio.  This analysis considers all significant factors that affect the collectibility of the portfolio and supports the credit losses estimated by this process.  Our ALLL methodology includes procedures for a review by a party who is independent of the Bank’s credit approval and ALLL estimation processes.

The Bank follows its systematic methodology in accordance with the FFIEC Interagency Policy Statements, as amended, and GAAP in assessing the adequacy of the allowance account. Under GAAP, the adequacy of the allowance account is determined based on the provisions of FASB ASC 310 for loans specifically identified to be individually evaluated for impairment and the requirements of FASB ASC 450 for large groups of smaller balance homogeneous loans to be collectively evaluated for impairment. Loans are identified by the Bank’s rating system, past due reports, watch list and subjectivity to economic factors and are then collectively evaluated for impairment with others utilizing standard criteria.  Consideration is given to current local economic conditions which at this time the Company classifies as recessionary.

Our historical analysis of loss factors, which utilizes a rolling twenty quarters, was changed in the third quarter of 2010 to assign greater weight to the most recent rolling four quarters to better reflect deterioration in local economic conditions. The Bank’s loan portfolio is concentrated in real estate with over 80% of the portfolio secured by real estate mainly in the counties in which we operate and, therefore, we also took into account the decline in real estate sales and new construction in our market area and the drop in real estate values within the market area.